ARRANGEMENT AGREEMENT

METALLA ROYALTY & STREAMING LTD.

- and -

 VALGOLD RESOURCES LTD.

May 9, 2018

ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 9th day of May, 2018.

BETWEEN:

METALLA ROYALTY & STREAMING LTD., a company existing under the laws of the Province of British Columbia

(hereinafter referred to as “Metalla”)

AND:

VALGOLD RESOURCES LTD. a company existing under the laws of the Province of British Columbia

(hereinafter referred to as “ValGold”)

THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“Aboriginal Group” includes any Indian band, first nation, Métis community or aboriginal group, tribal council, band council or other aboriginal organization, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal interest, and any Person or group representing, or purporting to represent, any of the foregoing;

“Acceptable Confidentiality Agreement” means any confidentiality agreement between ValGold and a third party that: (a) is entered into in accordance with Section 4.4; (b) contains confidentiality restrictions with respect to confidential information of ValGold that are no less favourable to ValGold than those set out in the Confidentiality Agreement; (c) contains a standstill provision that is no less restrictive than that in the Confidentiality Agreement and which (i) only permits the third party, either alone or jointly with others, to make an Acquisition Proposal to the board of directors of ValGold that is not publicly announced and (ii) prohibits the third party from publicly proposing or announcing an Acquisition Proposal or its intention to make an Acquisition Proposal; and (d) does not limit or prohibit ValGold from providing Metalla and its affiliates and Representatives with any information required to be given to them by ValGold under Section 4.4;

“Acquisition Proposal” means any proposal or offer (including a stated intention to make a proposal or an offer) made by any Person or group of Persons, whether written or oral, other than Metalla (or any affiliate of Metalla or any Person acting in concert with Metalla or any affiliate of Metalla) with respect to:

(a)

the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any common shares or other voting securities, or securities convertible into or exercisable or exchangeable for any common shares or other voting securities of ValGold or any of its affiliates representing 20% or more of the outstanding voting securities of ValGold or such affiliate, on a fully diluted basis;

(b)

the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any assets of ValGold and/or one or more of its affiliates (including equity interests in any affiliate of ValGold) which assets individually or in the aggregate represent 20% or more of the total asset value of ValGold and its affiliates, taken as a whole (based on the most recent consolidated financial statements of ValGold) (or any lease, licence, royalty, long-term supply agreement or other arrangement having a similar economic effect);

(c)

a merger, recapitalization, restructuring, reorganization, amalgamation, arrangement, share exchange, take-over bid, tender offer, joint venture or other business combination involving ValGold or any of its affiliates;

(d)	any other similar extraordinary business transaction or series of transactions involving or otherwise relating to ValGold or any of its affiliates; or

(e)	any public announcement of an intention to do any of the foregoing;

“affiliate” has the meaning set out in the BCBCA;

“Agreement” means this Arrangement Agreement, including the exhibits attached hereto, as amended, amended and restated or supplemented from time to time;

“Annual Financial Statements” means, as the case may be, the audited financial statements of ValGold as at, and for the years ended July 31, 2017 and July 31, 2016 including the notes thereto or the audited consolidated financial statements of Metalla as at, and for the years ended May 31, 2017 and May 31, 2016 including the notes thereto;

“Anti-Corruption Laws” has the meaning set out in Section 3.1.33;

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment, variation or supplement thereto (i) made in accordance with Article 5 of the Plan of Arrangement or (ii) made at the direction of the Court in the Final Order and with the consent of Metalla and ValGold, each acting reasonably or (iii) otherwise made in accordance with Section 6.1 of this Agreement;

“Arrangement Resolution” means the special resolution approving the Arrangement, to be substantially in the form and content of Exhibit B, to be considered, and if deemed advisable, passed with or without variation, by the ValGold Shareholders at the ValGold Meeting;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business” means, in the case of ValGold the business of ValGold and the ValGold Subsidiaries as it is currently conducted, and, in the case of Metalla, means the business of Metalla and the Metalla Subsidiaries as it is currently conducted;

“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada applicable therein, or in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada applicable therein;

“Change of Recommendation” means any of the following:

(a)

the ValGold Board fails to publicly recommend or has withdrawn, qualified or modified, or ValGold or the ValGold Board, or any committee thereof, shall have changed in a manner adverse to Metalla its approval or recommendation of the Arrangement;

(b)

the ValGold Board fails to publicly reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable after receipt of any request from Metalla to do so and in any event within five Business Days of a request by Metalla to do so after a public announcement of any Acquisition Proposal;

(c)	ValGold and/or the ValGold Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal;

(d)

ValGold accepts or enters into a letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding in respect of or that could reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 4.4); or ValGold or the ValGold Board, or any committee thereof, publicly proposes or announces its intention to do any of the foregoing;

it being understood that publicly taking no position or a neutral position by ValGold and/or the ValGold Board with respect to an Acquisition Proposal for a period exceeding four Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, qualification, modification or change;

“Circular” means the notice of the ValGold Meeting and accompanying information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such information circular, to be sent to the ValGold Shareholders in connection with the ValGold Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“Confidentiality Agreement” means the confidentiality agreement entered into between Metalla and ValGold dated January 26, 2018;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each ValGold Share, ValGold Option and ValGold Warrant that is issued and outstanding immediately prior to the Effective Time;

“Consideration Shares” means the Metalla Shares to be issued in exchange for ValGold Shares and the ValGold Options pursuant to the Arrangement;

“Court” means the British Columbia Supreme Court;

“Current Assets” means all current assets on a consolidated basis, calculated in accordance with IFRS to the extent any such item is considered to be a “current asset” in accordance with IFRS;

“Current Liabilities” means all current liabilities on a consolidated basis, calculated in accordance with IFRS to the extent any such item is considered to be a “current liability” in accordance with IFRS;

“Debt Instrument” means any bond, debenture, mortgage, promissory note or other instrument evidencing indebtedness for borrowed money;

“Depositary” has the meaning set out in the Plan of Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date Arrangement completes, as determined in accordance with Section 2.9;

“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. (Pacific Time) on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

“Employee Benefits” means:

(a)

salaries, wages, bonuses, vacation entitlements, commissions, fees, stock option plans, stock purchase plans, incentive plans, deferred compensation plans, profit-sharing plans and other similar benefits, plans or arrangements;

(b)	insurance, health, welfare, drug, disability, pension, retirement, travel, hospitalization, medical, dental, legal counseling, eye care and other similar benefits, plans or arrangements; and

(c)

agreements or arrangements with any labour union or employee association, written or oral employment agreements or arrangements and agreements or arrangements for the retention of the services of independent contractors, consultants or advisors,as all such arrangements apply to any employee, officer, director or consultant;

“Encumbrance” means any mortgage, charge, easement, encroachment, lien, burden, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement, option, right of pre-emption, right of first refusal or right of first offer, privilege, obligation to assign, license, sublicense trust, royalty, carried, working, participation or net profits interest or other third party interest or other encumbrance or any agreement, option, right or privilege capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws relating to pollution or the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Substances, including Laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all Laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources;

“Environmental Permits” includes all permits, licenses, authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement in a form acceptable to the Parties, as such order may be amended by the Court at any time prior to the Effective Date with the consent of the Parties, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“Financial Statements” means the Annual Financial Statements and the Interim Financial Statements;

“Garrison Gold Project” means the mineral exploration properties in Ontario referred to as the Garrison Gold Project as more particularly set out in Exhibit C;

“Garrison Royalty” means the 2% net smelter royalty on the Garrison Gold Project held by ValGold pursuant to the Mineral Claims Purchase and Sale Agreement between Northern Gold Mining Inc. and ValGold, dated April 7, 2011;

“Governmental Entity” means any:

(a)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(b)	subdivision, agent, commission, board, or authority of any of the foregoing;

(c)	quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(d)	stock exchange (including the TSX-V);

“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

“Hazardous Substance” means, collectively, any contaminant, toxic substance, dangerous goods, or pollutant or any other substance the Release of which to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health, including (a) any petroleum substances, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined under Environmental Laws as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Environmental Law;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants and as issued by the International Accounting Standards Board, at the relevant time applied on a consistent basis;

“Interested Person” means any officer, director, shareholder, employee, consultant or advisor (excluding legal counsel, accountants, financial and other third party professional advisors of ValGold in connection with this Agreement and the transactions contemplated herein) of or to ValGold or any Person with which ValGold or any of the foregoing does not deal at arm’s length within the meaning of the ITA (including a spouse, parent, child or sibling of any such Person);

“Interim Financial Statements” means, as the case may be, the unaudited financial statements of ValGold as at, and for the six months ended January 31, 2018 and January 31, 2017 and including the notes thereto or the unaudited consolidated financial statements of Metalla as at and for the nine months ended February 28, 2018 and 2017, including the notes thereto;

“Interim Order” means the interim order of the Court in a form acceptable to the Parties, acting reasonably, made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

“ITA” means the Income Tax Act (Canada);

“Laws” means any and all laws (statutory, common or otherwise), statutes, regulations, statutory rules, regulatory instruments, principles of law, orders, injunctions, judgments, published policies and guidelines (to the extent that they have the force of law), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities;

“Lock-up Agreements” means the lock-up agreements between Metalla and each of the directors and officers of ValGold and certain other shareholders of ValGold entered into on or before the date hereof in connection with the Arrangement;

“Mailing Deadline” means, subject to Section 2.4(b), June 15, 2018 unless otherwise agreed by the Parties;

“Match Period” has the meaning set out in Section 4.5(a)(v);

“Material Adverse Change”, when used in connection with Metalla or ValGold, means:

(a)

any change, effect, development, event or occurrence that, individually or in the aggregate, prevents, or would reasonably be expected to prevent such Party from performing its material obligations under this Agreement in any material respect prior to the Outside Date; or

(b)

any change, effect, development, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise), obligations (whether absolute, conditional or otherwise) or prospects of such Party and its subsidiaries taken as a whole, other than any change, effect, development, event or occurrence:

(i)	relating to the announcement of the execution of this Agreement or relating to the Arrangement or other transactions contemplated by this Agreement;

(ii)

relating to a decrease in the market price of such Party’s common shares on any stock exchange (it being understood that, if the cause or causes of any decrease, in and of itself or themselves, is otherwise a Material Adverse Change, then such decrease may be taken into consideration when determining whether a Material Adverse Change has occurred);

(iii)	relating to Canadian or global economic, financial, banking, securities or currency exchange market conditions in general;

(iv)	affecting the worldwide gold mining industry in general, including any changes in the market price of gold;

(v)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

(vi)	relating to any natural disaster;

(vii)

relating to any generally applicable change in applicable Laws or interpretations thereof by any Governmental Entities (other than orders, judgments or decrees against a Party or a subsidiary of a Party) or in IFRS, in each case, to the extent necessary; or

(viii)	relating to any action taken by Metalla or ValGold at the request of the other or that is required or contemplated by this Agreement;

provided, however, that the effect referred to in clauses (iii) through (vii) above does not primarily relate to (or have the effect of primarily relating to) the Party and the Party’s subsidiaries, taken as a whole, or disproportionately adversely affect the Party and the Party’s subsidiaries, taken as a whole, compared with other companies of a similar size operating in the industry and jurisdiction in which that Party and that Party’s subsidiaries operate;

“Material Adverse Effect”, when used in connection with Metalla or ValGold, means any change, effect, development, event or occurrence that has an effect that is, or would reasonably be expected to cause, a Material Adverse Change with respect to such party and its subsidiaries taken as a whole;

“Material Agreements” means the Garrison Royalty and the agreements, indentures, contracts, leases, licenses, options, instruments and other commitments set forth in Schedule 3.1.19 of the ValGold Disclosure Letter;

“material fact” and “material change” have the meanings set out in the Securities Act;

“Meeting Deadline” means, subject to terms of this Agreement, with respect to the ValGold Meeting, July 15, 2018, unless otherwise agreed by the Parties;

“Metalla” means Metalla Royalty & Streaming Ltd., a company existing under the laws of the Province of British Columbia;

“Metalla Disclosure Letter” means the disclosure letter executed by Metalla and delivered to, and acknowledged and accepted by, ValGold prior to the execution of this Agreement;

“Metalla Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of Metalla which has been publicly filed by it on SEDAR since December 31, 2015;

“Metalla Subsidiaries” means MTA Royalty Canada Corp. High Stream Corp., Metalla SEZC and MTA Royalty & Streaming Pty Ltd.;

“Metalla Shareholder” means a holder of one or more Metalla Shares;

“Metalla Shares” means the common shares in the capital of Metalla;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Mineral Rights” means all rights, whether direct or indirect, contractual or otherwise, for the exploration for or exploitation or extraction of mineral resources and reserves together with surface rights, water rights, royalty interests, fee interests, net profit interests, joint venture interests, carried interests and other leases, rights of way and enurements related to any such rights;

“misrepresentation” has the meaning set out in the Securities Act;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“Outside Date” means the latest date by which the transactions contemplated by this Agreement are to be completed, which date, subject to the terms of this Agreement, shall be August 31, 2018 or such later date as may be agreed upon by the Parties;

“Parties” means Metalla and ValGold and “Party” means either one of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit A hereto and any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order and acceptable to each of the Parties hereto, acting reasonably;

“Pre-Closing Reorganization” has the meaning set out in Section 4.2(d);

“Pre-Effective Date Period” means the period from and including the date hereof to and including the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article 6;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of a notice without an objection being made) of Governmental Entities required in connection with the consummation of the Arrangement or any of the transactions contemplated hereby;

“Release” means any release, spill, emission, discharge, leaking, pumping, dumping, escape, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the indoor or outdoor environment (including, ambient air, surface water, ground water, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property;

“Representatives” means, collectively, with respect to a Party, the officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors) of that Party and its affiliates;

“SEC” means the U.S. Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning set out in Section 2.8;

“Securities Act” means the Securities Act (British Columbia);

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada;

“Securities Laws” means the securities Laws of each of the provinces and territories of Canada, the policies and regulations of any Canadian or U.S. stock exchange on which the applicable Party’s securities are listed and posted for trading, the U.S. Securities Act and the U.S. Exchange Act and all other applicable state, federal and provincial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Disclosure Analysis and Retrieval;

“subsidiary” has the meaning set out in the BCBCA and includes, for greater certainty, an indirect subsidiary;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” shall be changed to “100%”) made by a third party or parties acting jointly (other than Metalla and its affiliates) that did not result from a breach of Section 4.4 and which:

(a)

is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been obtained or demonstrated to the satisfaction of the ValGold Board acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) to be reasonably likely to be obtained without undue delay;

(b)	is not subject to a due diligence condition and/or access condition;

(c)	complies with applicable Securities Laws;

(d)	in the case of an Acquisition Proposal involving the shares of ValGold is made available to all ValGold Shareholders on the same terms and conditions; and

(e)	in the good faith determination of the ValGold Board, after consultation with its financial advisors and outside legal counsel:

(i)

is reasonably capable of being completed in accordance with its terms and without undue delay relative to the completion of the Arrangement, taking into account, all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; and

(ii)

would, if consummated and taking into account all of the terms and conditions of such Acquisition Proposal (but not assuming away the risk of non-completion), result in a transaction more favourable to the ValGold Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Metalla pursuant to Section 4.5);

“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

“Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, production taxes, severance taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties, mining duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Termination Payment” means an amount equal to $600,000 payable by ValGold to Metalla in certain circumstances in accordance with Section 6.3;

“Tower Mountain Property” means ValGold’s mineral exploration properties located in Ontario referred to as the Tower Mountain gold project, as more particularly set out in Exhibit C;

“Tribunal” means:

(a)	any court (including a court of equity);

(b)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(c)	any securities commission, Canadian or U.S. stock exchange or other regulatory or self-regulatory body; and

(d)	any arbitrator or arbitration tribunal;

“TSX-V” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“ValGold” means ValGold Resources Ltd., a company existing under the laws of the Province of British Columbia;

“ValGold Board” means the board of directors of ValGold;

“ValGold Disclosure Letter” means the disclosure letter executed by ValGold and delivered to, and acknowledged and accepted by, Metalla prior to the execution of this Agreement;

“ValGold Fairness Opinion” means the opinion of Evans & Evans, Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration is fair, from a financial point of view, to the ValGold Shareholders;

“ValGold Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of ValGold which has been publicly filed by ValGold on SEDAR since December 31, 2015;

“ValGold Meeting” means the special meeting of ValGold Shareholders including any adjournment or adjournments thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“ValGold Option” means an option to purchase ValGold Shares under the ValGold Option Plan;

“ValGold Option Plan” means ValGold’s Stock Option Plan submitted to the TSX-V on May 25, 2015 and accepted for filing by the TSX-V on June 24, 2018;

“ValGold Optionholder” means a holder of one or more ValGold Options;

“ValGold Properties” means the Tower Mountain Property and the Venezuelan Properties;

“ValGold Securities” means, together, the ValGold Shares, ValGold Options, and the ValGold Warrants;

“ValGold Shareholder” means a holder of one or more ValGold Shares; “ValGold Shareholder Approval” has the meaning set out in Section 2.2(c); “ValGold Shares” means the common shares in the capital of ValGold;

“ValGold Subsidiaries” means Honnold Corp., Global Horizon Inc. and Grupo ValGold de Venezuela, C.A.;

“ValGold Technical Report” has the meaning set out in Section 3.1.15;

“ValGold Warrants” means warrants to purchase ValGold Shares;

“Venezuelan Properties” mean ValGold’s mineral exploration properties located in Venezuela, as more particularly set out in Exhibit C; and

“Working Capital” means the excess of the Current Assets over the Current Liabilities calculated in accordance with IFRS.

1.2           Interpretation Not Affected by Headings, etc. The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to a “Section” followed by a number and/or a letter refer to the specified section of this Agreement, and all references in this Agreement to an Exhibit followed by a letter refer to the specified Exhibit to this Agreement. Unless otherwise indicated, the terms “this Agreement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Agreement (including the Exhibits hereto), as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3           Currency. All sums of money referred to in this Agreement are expressed in lawful money of Canada unless otherwise stated.

1.4           Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5           Date For Any Action. In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6           Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement among the Parties with respect to the Arrangement and other transactions contemplated hereby and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect thereto, other than the Confidentiality Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

1.7           Accounting Matters. Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS and past practice.

1.8           Construction. In this Agreement, unless otherwise indicated:

(a)

the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)

a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof; and

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning.

1.9           Knowledge. In this Agreement, the phrase “to the knowledge of” any Person, “to the best knowledge of” any Person, “known to” any Person, “of which it is aware” or any similar phrase means, unless otherwise indicated, (a) with respect to any Person who is an individual, the actual knowledge of such Person, and (b) with respect to any Person who is not an individual, the actual knowledge of the senior officers and directors of such Person and its affiliates after reasonable enquiry, and to the extent that such reasonable enquiry was not conducted, includes the knowledge that a reasonable Person would have had if such reasonable enquiry had been conducted.

1.10           Ordinary Course of Business. In this Agreement the phrase “in the ordinary course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to (i) those activities that are normally conducted by Persons engaged in the exploration for precious metals deposits in the applicable jurisdictions and in the development and production of such deposits and/or (ii) the ordinary course of business conduct of a Party (or its subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of the Party. For clarification, the ordinary course of the Business of Metalla includes the purchase of royalties and streams of any size in any jurisdiction.

1.11           Exhibits. The following Exhibits are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form an integral part hereof:

Exhibit A - Plan of Arrangement

Exhibit B - Arrangement Resolution

Exhibit C - ValGold Properties

ARTICLE 2
THE ARRANGEMENT

2.1           Arrangement. The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2           Interim Order. As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the ValGold Meeting in accordance with Section 2.3, ValGold shall file, proceed with and diligently prosecute, an application to the Court for the Interim Order, which application will request that the Interim Order provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the ValGold Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date in respect of the ValGold Meeting referred to in Section 2.3;

(c)

that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by the ValGold Shareholders present in person or represented by proxy at the ValGold Meeting, together with, if required by MI 61-101, minority approval in accordance with MI 61-101 (the “ValGold Shareholder Approval”);

(d)	that, in all other respects, the terms, restrictions and conditions of the articles of ValGold, including quorum requirements and all other matters, shall apply in respect of the ValGold Meeting;

(e)	for the grant of the Dissent Rights;

(f)	that the ValGold Meeting may be adjourned or postponed from time to time by the ValGold Board, subject to the terms of this Agreement, without the need for additional approval of the Court;

(g)	that the record date for shareholders entitled to vote at the ValGold Meeting shall not change in respect of any adjournment(s) or postponement(s) of the ValGold Meeting, unless required by Law; and

(h)	for such other matters as Metalla may reasonably require, subject to obtaining the prior consent of ValGold, such consent not to be unreasonably withheld or delayed.

2.3           ValGold Meeting. Subject to receipt of the Interim Order and the terms of this Agreement:

(a)

ValGold agrees to convene and conduct the ValGold Meeting in accordance with the Interim Order, ValGold’s articles and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline;

(b)	ValGold shall fix a record date for the purposes of determining ValGold Shareholders entitled to receive notice of and vote at the ValGold Meeting;

(c)

ValGold shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (orpropose or permit the adjournment, postponement or cancellation of) the ValGold Meeting without Metalla’s prior written consent;

(d)           ValGold shall advise Metalla as Metalla may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the ValGold Meeting, as to the aggregate tally of the proxies received by ValGold in respect of the Arrangement Resolution;

(e)           ValGold shall promptly advise Metalla of any written notice of dissent or purported exercise by any ValGold Shareholder of Dissent Rights received by ValGold in relation to the Arrangement and any withdrawal of Dissent Rights received by ValGold and any written communications sent by or on behalf of ValGold to any ValGold Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(f)           ValGold shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Metalla, acting reasonably; and

(g)           ValGold shall provide notice to Metalla of the ValGold Meeting and shall allow representatives of Metalla and its counsel to attend the ValGold Meeting.

2.4           Information Circular.

(a)

As promptly as reasonably practicable following execution of this Agreement, ValGold shall prepare the Circular together with any other documents required by applicable Laws in connection with the ValGold Meeting.

(b)

As promptly as reasonably practicable following issuance of the Interim Order, and in any event prior to the close of business on the Mailing Deadline, ValGold shall cause the Circular to be sent to the ValGold Shareholders and filed as required by the Interim Order and applicable Laws.

(c)

If ValGold provides notice to Metalla regarding an Acquisition Proposal pursuant to this Agreement prior to the mailing of the Circular, then if so requested by Metalla, the Mailing Deadline will be extended by a period of time equal to the number of days from the date on which ValGold first provides notice of such Acquisition Proposal to Metalla until the earlier of:

(i)	written notification from ValGold to Metalla that the ValGold Board has determined that the Acquisition Proposal is not a Superior Proposal; or

(ii)

the date on which ValGold and Metalla enter into an amended agreement pursuant to Section 4.5 which results in the Acquisition Proposal in question not being a Superior Proposal.If the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(d)

ValGold shall ensure that the Circular is complete and accurate in all material respects, complies in all material respects with all applicable Laws and shall contain sufficient detail to permit the ValGold Shareholders to form a reasoned judgment concerning the matters to be placed before them at the ValGold Meeting. Without limiting the generality of the foregoing, ValGold shall ensure that the Circular does not contain any misrepresentation (other than with respect to any information relating to and provided by Metalla). ValGold shall not be responsible for ensuring the completeness, accuracy or sufficiency of any information provided by Metalla for inclusion in the Circular.

(e)	Without limiting the generality of the foregoing, ValGold shall disclose in the Circular:

(i)

that the ValGold Board has received the ValGold Fairness Opinion and that, subject to the scope of review, assumptions and limitations set out in such opinion, the Consideration is fair from a financial point of view to the ValGold Shareholders (other than Metalla and its affiliates);

(ii)	the complete text of the ValGold Fairness Opinion; and

(iii)

that the ValGold Board has determined, after receiving financial and legal advice, that the Arrangement is fair to the ValGold Shareholders, ValGold Optionholders and ValGold Warrantholders (other than Metalla and its affiliates) and in the best interests of ValGold.

(f)	Subject to the terms of this Agreement:

(i)

ValGold shall use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by a ValGold Shareholder, including, if so requested by Metalla, acting reasonably, using the services of dealers and proxy solicitation services as it shall determine and permitting Metalla to otherwise assist ValGold in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement Resolution by the ValGold Shareholders; and

(ii)	the ValGold Board shall recommend to the ValGold Shareholders that they vote in favour of the Arrangement Resolution and shall include in the Circular a statement to such effect.

(g)

Metalla shall on a timely basis provide to ValGold all information regarding Metalla and its affiliates as may be required by Law to be included in the Circular. Metalla shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial,technical or other expert information required to be included in the Circular and to the identification in the Circular of each such advisor. Metalla shall ensure that information provided in accordance with this Section 2.4(g) with respect to it is complete and accurate in all material respects, complies in all material respects with applicable Laws and, without limiting the generality of the foregoing, does not include any misrepresentation. Metalla shall indemnify and save harmless ValGold from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which ValGold may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Circular that was provided by Metalla pursuant to this Section 2.4, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a misrepresentation or alleged misrepresentation.

(h)

Metalla and its legal counsel shall be given a reasonable opportunity to review and comment on the Circular prior to the Circular being printed or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Metalla and its legal counsel; provided, however, that all information relating solely to Metalla, its affiliates and the Metalla Shares included in the Circular shall be in form and content satisfactory to Metalla, acting reasonably.

(i)

ValGold and Metalla shall each promptly notify the other if, at any time before the Effective Date, either becomes aware that the Circular contains a misrepresentation, or that an amendment or supplement to the Circular is otherwise required and ValGold and Metalla shall co-operate in the preparation of any amendment or supplement to the Circular as required or appropriate, and ValGold shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Circular to the ValGold Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and any other Governmental Entity as required and, in such circumstances, the date of the ValGold Meeting shall be postponed if and to the extent required by applicable Law (and the Meeting Deadline shall, if necessary, be postponed to such date, in which event the Outside Date shall be extended by the same number of days as the Meeting Deadline has been extended). Metalla will reimburse ValGold for any reasonable expenses incurred if a change is required to the information in respect of Metalla included in the Circular.

2.5           Final Order. If the Interim Order is obtained and the ValGold Shareholder Approval and all other approvals contemplated by the Interim Order are obtained as provided for in the Interim Order, ValGold shall, as soon as reasonably practicable thereafter and in any event within five Business Days thereafter, subject to the terms of this Agreement, diligently pursue Court approval of the Final Order.

2.6           Court Proceedings. ValGold will provide legal counsel to Metalla with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, ValGold will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with Metalla’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Metalla to agree or consent to any increase in consideration or other modification or amendment to such filed or served materials that expands or increases Metalla’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. ValGold shall also provide to Metalla’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on ValGold in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by ValGold indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. ValGold will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, ValGold will not object to legal counsel to Metalla making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, however, that ValGold is advised of the nature of any submissions prior to the hearing. ValGold will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, ValGold is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall only do so after notice to, and in consultation and cooperation with, Metalla.

2.7            Public Announcements. Metalla and ValGold shall make a joint public announcement of the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of such announcement to be approved by both Parties in advance, acting reasonably. No Party shall issue any press release or otherwise make public announcements with respect to this Agreement, the Arrangement or any Acquisition Proposal without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior notice to the other Party and reasonable opportunity to review or comment on the disclosure, and if prior notice is not possible, to give such notice immediately following the making of such disclosure.

2.8           United States Securities Law Matters. The Parties agree that the Arrangement will be carried out with the intention that, assuming the Final Order is granted, all Consideration Shares issued under the Arrangement to the United States holders of ValGold Securities will be issued by Metalla in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”).

2.9           Effective Date Matters. The Effective Date shall be the date the Final Order is deposited at the registered office of ValGold, which shall be (a) the date that is the earlier of: (i) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 5 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date); and (ii) the date that is the day prior to the Outside Date; provided that the conditions set forth in Article 5 have been satisfied or waived as of such date; or (b) such date as mutually agreed in writing by the Parties. Subject to the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Time) set forth in Article 5, the Arrangement will, from and after the Effective Time, have all of the effects provided under applicable Laws.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of ValGold. Except as disclosed in the ValGold Disclosure Letter (which, except as expressly stated therein, shall make reference to the applicable section below in respect of which such qualification is being made), ValGold hereby represents and warrants to and in favour of Metalla as follows and acknowledges that Metalla is relying on such representations and warranties in connection with the transactions herein contemplated:

3.1.1

Incorporation and Organization. ValGold and each of the ValGold Subsidiaries is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation, is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted and is in good standing with respect to the filing of annual returns or the equivalent. ValGold and each of the ValGold Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary subject to Schedule 3.1.3(b) of the ValGold Disclosure Letter. True and complete copies of the constating documents of ValGold have been provided to Metalla and no amendments to such constating documents have been authorized which have not been provided to Metalla.

3.1.2           Capitalization.

(a)

The authorized capital of ValGold consists of an unlimited number of ValGold Shares of which, as of the date hereof, 55,548,254 ValGold Shares are issued and outstanding. No ValGold Shares are held in treasury or authorized or reserved for issuance, other than upon the exercise of the ValGold Options or the ValGold Warrants. All outstanding ValGold Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of ValGold and all applicable Laws. There are, and have been, no preemptive rights relating to the allotment or issuance of any of the issued and outstanding ValGold Shares. As of the date hereof, all outstanding ValGold Options, ValGold Warrants and contingent commitments to issue ValGold Shares are disclosed in Schedule 3.1.2 of the ValGold Disclosure Letter, and except for the holders thereof and Metalla under this Agreement, no Person has any other agreement, option, warrant, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option, warrant or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of ValGold. Each ValGold Option (i) has an exercise price at least equal to the fair market value of the ValGold Shares at the date of the corporate action authorizing the grant, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with IFRS.

(b)

There are no outstanding bonds, debentures or other evidences of indebtedness of ValGold having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the ValGold Shares on any matter.

(c)	ValGold has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

3.1.3	ValGold Subsidiaries.

(a)

ValGold is the sole beneficial and direct or indirect registered owner of all of the outstanding shares in the capital of the ValGold Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances subject to Schedule 3.1.3(b) of the ValGold Disclosure Letter. No Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of any ValGold Subsidiary or the purchase or other acquisition from any ValGold Subsidiary of any of its undertakings, business or assets.

(b)

Other than as disclosed in Schedule 3.1.3(b) of the ValGold Disclosure Letter and the Annual Financial Statements, neither ValGold nor any ValGold Subsidiary owns, beneficially, any shares in the capital of any corporation, and ValGold does not hold any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. ValGold is not a party to any agreement to acquire any shares in the capital of any corporation.

3.1.4	Authority and No Violation.

(a)

ValGold has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and, subject to obtaining the ValGold Shareholder Approval, the Interim Order and the Final Order as contemplated by Article 2, to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and such other documents by ValGold and the consummation by ValGold of the transactions contemplated by this Agreement (including the Arrangement) and such other documents have been duly authorized by the ValGold Board and no other corporate proceedings on the part of ValGold are necessary to authorize this Agreement or the transactions contemplated hereby, other than:

(i)	with respect to the Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the ValGold Board; and

(ii)	with respect to the completion of the Arrangement, the receipt of the ValGold Shareholder Approval and such other corporate proceedings of ValGold as may be required by the Interim Order.

(b)

This Agreement has been duly executed and delivered by ValGold and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by ValGold in connection with the transactions contemplated herein, the execution and delivery by ValGold of this Agreement and such other documents, and the performance by ValGold of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)

conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(A)	its articles or any other agreement or understanding with any party holding an ownership interest in ValGold;

(B)	any resolutions of the ValGold Board (or any committee thereof) or shareholders;

(C)	any applicable Laws, subject to obtaining any required approval of the TSX-V to the transactions contemplated herein; or

(D)	any license or registration or any agreement, contract or commitment, written or oral, which ValGold is a party to or bound by or subject to;

(ii)	give rise to any right of termination or acceleration of indebtedness of ValGold, or cause any third-party indebtedness of ValGold to come due before its stated maturity; or

(iii)

result in the imposition of any Encumbrance upon any of the assets of ValGold or restrict, hinder, impair or limit ValGold’s ability to carry on its business as and where it is now being carried on or as and where it may be carried on in the future.

(d)

No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by ValGold in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by ValGold of the transactions contemplated hereby or thereby, other than:

(i)	any approvals required by the Interim Order;

(ii)	the Final Order;

(iii)	the ValGold Shareholder Approval;

(iv)	any required approval of the TSX-V to the transactions contemplated herein; and

(v)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on ValGold or the Business immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on ValGold.

3.1.5	Reporting Issuer; Public Documents.

(a)

ValGold is a reporting issuer in the provinces of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, Newfoundland and is not on the list of reporting issuers in default under applicable Securities Laws.

(b)

The ValGold Shares are listed and posted for trading on the TSX-V and are not listed or quoted on any other market. ValGold is in compliance in all material respects with the rules and policies of the TSX-V.

(c)

ValGold is not subject to any cease trade or other order of any Governmental Entity, and, to the knowledge of ValGold, no inquiry, review or investigation (formal or informal) or other proceedings involving ValGold that may operate to prevent or restrict trading of any securities of ValGold are currently in progress or pending before any Governmental Entity.

(d)

Except as set out in Schedule 3.1.5 of the ValGold Disclosure Letter, ValGold has filed all material documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX-V. The ValGold Information Record includes a true and complete copy of all material forms, reports, statements, certifications, and other documents required to be filed by ValGold. Such forms,reports, statements, certifications, and other documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Securities Laws. ValGold has not filed any confidential material change or other report or other document with any Securities Authorities, the TSX-V or other self-regulatory authority which at the date hereof remains confidential.

3.1.6	Financial Matters.

(a)

The Financial Statements of ValGold have been, and all financial statements of ValGold which are publicly disseminated by ValGold in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS, applied on a basis consistent with prior periods (except as may be indicated in the notes) and all applicable Laws and present fairly or will present fairly, in all material respects:

(i)

all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of ValGold and the ValGold Subsidiaries, on a consolidated basis, as at the respective dates thereof; and

(ii)	the revenues, earnings, results of operations and cash flows of ValGold and the ValGold Subsidiaries, on a consolidated basis, for the respective periods covered thereby.

(b)

ValGold has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in its Financial Statements, other than liabilities, indebtedness and obligations incurred by ValGold in the ordinary course of business, or as contemplated in this Agreement.

3.1.7	Business Carried on in Ordinary Course. The Business has been carried on in the ordinary course since July 31, 2017 and since such date:

(a)	there has not been any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to ValGold;

(b)	there has not been any material write-down by ValGold of any assets of ValGold or any ValGold Subsidiary;

(c)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to ValGold has been incurred;

(d)

there has been no increase in the Employee Benefits payable or to become payable by ValGold or any ValGold Subsidiary to any of its respective officers, directors, employees or advisors, other than in the ordinary course of business, and there has been no declaration, payment or commitment or obligation of any kind for the payment or granting by ValGold or any ValGold Subsidiary of a bonus, stock option or other additional salary or compensation to any such Person, or any grant to any such Person of any increase in severance or termination pay, nor has ValGold or any ValGold Subsidiary agreed to do any of the foregoing;

(e)

neither ValGold nor any ValGold Subsidiary has acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of $25,000 in the aggregate, as of the date hereof, nor has ValGold or any ValGold Subsidiary agreed to do any of the foregoing;

(f)	there has not been any acquisition or sale, lease, license, expiry or other disposition by ValGold or any ValGold Subsidiary of any interest in any Mineral Rights;

(g)	neither ValGold nor any ValGold Subsidiary has entered into any Material Agreement or amended, modified, relinquished, terminated or failed to renew any Material Agreement;

(h)	there has not been any satisfaction or settlement of any material claim, liability or obligation of ValGold or any ValGold Subsidiary;

(i)	ValGold has not made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise);

(j)

there has been no waiver by ValGold or any ValGold Subsidiary or agreement to waive, any right of substantial value neither ValGold nor any ValGold Subsidiary has entered into any commitment or transaction not in the ordinary course of business where such right, commitment or transaction is or would be material in relation to ValGold or the Business; and

(k)	neither ValGold nor any ValGold Subsidiary has agreed, announced, resolved or committed to do any of the foregoing.

3.1.8

Partnerships or Joint Ventures. Except as disclosed in Schedule 3.1.8 of the ValGold Disclosure Letter, neither ValGold nor any ValGold Subsidiary is a partner or participant in any partnership, joint venture, profit-sharing arrangement or other business combination of any kind and is not party to any agreement under which it agrees to carry on any part of its Business or any other activity in such manner or by which it agrees to share any revenue or profit with any other Person.

3.1.9

Minute Books and Corporate Records. Subject to Schedule 3.1.9 of the ValGold Disclosure Letter, the minute and record books of ValGold contain minutes of all meetings of, and copies of all resolutions passed by, or consented to in writing by, its directors (and any committees thereof) and shareholders for the three years immediately preceding the date of this Agreement, all such meetings were duly called and held and all such resolutions were duly passed or enacted. The registers of shareholders, registers of transfers, registers of directors and other corporate registers of ValGold are complete and accurate in all material respects. Neither ValGold nor any ValGold Subsidiary is a party to or bound by or subject to any shareholder agreement or unanimous shareholder agreement governing its affairs or the relationships, rights and duties of shareholders and is not subject to a shareholder rights plan or “poison pill” or similar plan.

3.1.10

Accuracy of Books and Records. The financial books and records of ValGold fairly and correctly set out and disclose in all material respects, in accordance with IFRS, its financial position as at the date hereof and all material financial transactions have been accurately recorded in such books and records on a consistent basis and in conformity with IFRS. All records, systems, controls, data or information required to operate the Business are in the full possession and control of and are owned exclusively by ValGold.

3.1.11	Guarantees. Neither ValGold nor any ValGold Subsidiary is a party to or bound by or subject to any Guarantee of the indebtedness of any other Person.

3.1.12	Interested Persons.

(a)

No payment has been made or authorized by ValGold or any ValGold Subsidiary to or for the benefit of any Person who was at the applicable time an Interested Person, except Employee Benefits, management or other fees payable in the ordinary course of business and at the regular rates or as reimbursement of expenses incurred on behalf of ValGold or any ValGold Subsidiary.

(b)

Neither ValGold nor any ValGold Subsidiary is a party to or bound by or subject to any agreement, contract or commitment with any Interested Person, except for contracts of employment or contracts of service with independent contractors.

(c)

Neither ValGold nor any ValGold Subsidiary has any loan or indebtedness outstanding (except for obligations incurred in the ordinary course of business with respect to Employee Benefits, management or other fees and the reimbursement of expenses incurred on behalf of ValGold or any ValGold Subsidiary) to any Interested Person.

(d)	No Interested Person owns, directly or indirectly, in whole or in part, any property used in the operation of the Business as heretofore carried on.

(e)	No Interested Person has any cause of action or other claim whatsoever against, or owes any amount to, ValGold or any ValGold Subsidiary.

3.1.13

Real Property. Subject to Schedule 3.1.14 of the ValGold Disclosure Letter, neither ValGold nor any ValGold Subsidiary owns, has any interest in, or is a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

3.1.14	Mineral Rights.

Subject to Schedule 3.1.14 of the ValGold Disclosure Letter:

(a)	ValGold is the sole legal and beneficial owner of all right, title and interest to the Garrison Royalty and each of the ValGold Properties, free and clear of any Encumbrances.

(b)	Schedule 3.1.14 to the ValGold Disclosure Letter contains a complete and accurate list of all of ValGold’s Mineral Rights.

(c)

The ValGold Properties are in good standing under applicable Law and, to the knowledge of ValGold, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, royalties, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(d)

Neither ValGold nor any ValGold Subsidiary have elected or refused to participate in any exploration, development or other operations with respect to the ValGold Properties which has or may give rise to any penalties, forfeitures or reduction of its interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern the ValGold Properties.

(e)

There is no material adverse claim against or challenge to the title to or ownership of the ValGold Properties. ValGold is not aware of any defects, failures or impairments in the title of ValGold to the ValGold Properties whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect in respect of ValGold.

(f)

Except as disclosed in Schedule 3.1.14 of the ValGold Disclosure Letter, there are no back-in rights, earn-in rights, farm-in rights, streaming arrangements, purchase options, rights of first refusal or similar provisions or rights or any agency marketing fees, volume or production based payments or any other arrangements or payments (actual or contingent) which would affect or entitle any Person to receive any payment in connection with ValGold or any ValGold Subsidiary’s interest in the ValGold Properties or, to the knowledge of ValGold, the ValGold Properties, or the production or sale of minerals therefrom.

(g)

Either ValGold or a ValGold Subsidiary has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by them under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by ValGold or any ValGold Subsidiary under any agreement pertaining to the ValGold Properties and each such lease, contract or other agreement is enforceable and in full force and effect.

3.1.15

Technical Reports; Mineral Reserves and Resources. To the best of the knowledge of ValGold, the technical report entitled, “Technical Report on the Golden Bear Project - Garrison Property Larder Lake Mining Division Garrison Township, Ontario Canada for Northern Gold Mining Inc. dated effective December 30, 2013” (the “ValGold Technical Report”) prepared and filed by Northern Gold Mining Inc. reasonably presents the quantity of mineral resources and mineral reserves attributable to the Garrison Gold Project as at the date stated therein based upon information available at the time the reports were prepared. ValGold does not have knowledge of a Material Adverse Change in any production, cost, price, resources or other relevant information provided since the date such information was provided and there has been no change of which ValGold is or should be aware that would disaffirm or change any aspect of the ValGold Technical Report (including the amount of any mineral resources or mineral reserves set out therein) or that would require the filing of a new technical report under NI 43-101.

3.1.16	Employment and Employee Benefit Matters.

(a)

As at the date hereof, ValGold had no employees, and, except as disclosed in Schedule 3.1.16 of the ValGold Disclosure Letter, no independent contractors or other non-employees who supply their services under personal services contracts or other consulting agreements (whether written or oral).

(b)

As at the date hereof, none of the ValGold Subsidiaries had any employees, and no independent contractors or other non-employees who supply services under personal services contracts or other consulting agreements (whether written or oral).

(c)

Except as disclosed in Schedule 3.1.16 of the ValGold Disclosure Letter, neither ValGold nor any ValGold Subsidiary is a party to or bound by or subject to any agreement or arrangement with respect to Employee Benefits in excess of $50,000 and no such agreement or arrangement contains any specific provision as to notice of termination of employment or severance pay in lieu thereof.

(d)

Neither ValGold nor any ValGold Subsidiary has any obligations to amend any Employee Benefit and no amendments will be made or promised prior to the Effective Date, except with the prior written consent of Metalla.

(e)

All obligations of ValGold and the ValGold Subsidiaries as of January 31, 2018 with respect to Employee Benefits are reflected in and have been fully accrued in the Interim Financial Statements of ValGold.

(f)

Except as set forth in Section 4.9, no Person will, as a result of the transactions contemplated hereby, become entitled to (i) any retirement, golden parachute, unemployment compensation, severance, bonus or other such payment, (ii) the acceleration of the vesting or time to exercise of any outstanding stock options or other Employee Benefits (except the ValGold Options pursuant to the Plan of Arrangement), (iii) the forgiveness or postponement of payment of any indebtedness owing to ValGold or any ValGold Subsidiary, or (iv) receive any additional payments or compensation under or in respect of any Employee Benefits.

(g)

All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan, accrued wages, salaries and commissions and other Employee Benefits have been reflected in the books and records of ValGold.

3.1.17

Leases and Leased Property. ValGold is not a party to or bound by or subject to and ValGold has not agreed or become bound to enter into, any real or personal property lease or sublease or other right of occupancy relating to real property, whether as lessor or lessee.

3.1.18

Insurance. ValGold does not maintain any insurance coverage except as disclosed in Schedule 3.1.18 of the ValGold Disclosure Letter. The policies and the coverage disclosed in Schedule 3.1.18 of the ValGold Disclosure Letter are in full force and effect and ValGold is in good standing under each policy and there is no claim outstanding under any such policy.

3.1.19

Material Agreements. Except for the Material Agreements listed in Schedule 3.1.19 of the ValGold Disclosure Letter, as of the date of this Agreement neither ValGold nor any ValGold Subsidiary is a party to or bound by or subject to any of the following:

(a)	any continuing contract for the purchase of materials, supplies, equipment or services involving, in the case of any such contract, an aggregate of more than $25,000 over the life of the contract;

(b)	any contract that expires, or may be renewed at the option of any Person other than ValGold or any ValGold Subsidiary so as to expire, more than one year after the date of this Agreement;

(c)	any Debt Instrument;

(d)	any contract limiting the right of ValGold or any ValGold Subsidiary to engage in any line of business or to compete with any other Person;

(e)	any confidentiality, secrecy or non-disclosure contract;

(f)	any contract pursuant to which ValGold or any ValGold Subsidiary leases any real property;

(g)

any contract pursuant to which ValGold or any ValGold Subsidiary leases any personal property involving payments by ValGold or any ValGold Subsidiary in excess of an aggregate of $26,000 annually or involving rights or obligations which cannot be terminated without penalty on less than three months’ notice;

(h)	any Guarantee;

(i)	any employment contracts with employees and service contracts with independent contractors providing for annual compensation over $50,000 or any agreements with any executive officer;

(j)

any agreement to indemnify, hold harmless or defend any other Person with respect to any assertion of personal injury, damage to property, misappropriation or violation or warranting the lack thereof; or

(k)

any other agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment which is or would reasonably be expected to be material to the Business, properties, assets, operations, condition (financial or otherwise) or prospects of ValGold.

3.1.20

No Breach of Material Agreements. ValGold and each of the ValGold Subsidiaries, as applicable, and subject to Schedule 3.1.3(b) of the ValGold Disclosure Letter have performed all of the material obligations required to be performed by them, and are entitled to all benefits under, and is not in default in respect of, any Material Agreement to which they are a party. Each of the Material Agreements is: (a) enforceable by ValGold or any ValGold Subsidiary, as applicable, in accordance with its terms (subject to any limitation under bankruptcy, insolvency or other Laws affecting creditors’ rights generally and to general principals of equity); (b) in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to ValGold or any ValGold Subsidiary, as applicable, or, to ValGold’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions and but for any waiver or extension granted by the other contracting party, would (i) become a default or event of default under any Material Agreement, or (ii) result in the loss or expiration of any right or option by ValGold or any ValGold Subsidiary, as applicable, (or the gain thereof by any third party) under any Material Agreement. ValGold has delivered a true, correct and complete copy of each of the Material Agreements to Metalla.

3.1.21

Legal Proceedings. Except as disclosed in Schedule 3.1.21 of the ValGold Disclosure Letter, there are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of ValGold or any ValGold Subsidiary) in progress, pending, or to the knowledge of ValGold, threatened, against or affecting ValGold or any ValGold Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of ValGold or any ValGold Subsidiary which relate to the Business, affairs, assets or operations of ValGold or any ValGold Subsidiary), at law or in equity, or before or by any Governmental Entity which, individually or in the aggregate, may reasonably be expected to have a Material Adverse Effect. There is no judgment, decree, injunction, ruling, order or award of any Tribunal outstanding against or affecting ValGold or any ValGold Subsidiary. ValGold is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success, and does not have any present plans or intentions to initiate any litigation, arbitration or other proceedings against any third party.

3.1.22

Compliance with Applicable Laws. Subject to Schedule 3.1.3(b) of the ValGold Disclosure Letter, ValGold and each of the ValGold Subsidiaries conducted and is conducting its Business in compliance in all material respects with all applicable Laws and is not in material breach of any of such Laws. Neither ValGold nor any ValGold Subsidiary has received notice of any violation of applicable Laws in any jurisdiction.

3.1.23	Banking Information. Schedule 3.1.23 of the ValGold Disclosure Letter sets forth and describes:

(a)

the name and location (including municipal address) of each bank, trust company or other institution in which ValGold has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto; and

(b)	the name of each Person holding a general or special power of attorney from ValGold and a summary of the terms thereof.

3.1.24

Insolvency. No act or proceeding has been taken by or against ValGold or any ValGold Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of ValGold or any ValGold Subsidiary or for the appointment of a trustee, receiver, manager or other administrator of ValGold or any of its properties or assets nor, to the knowledge of ValGold, is any such act or proceeding threatened. Neither ValGold nor any ValGold Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

3.1.25	Tax Matters.

(a)

Save for the requirement to file Tax Returns in respect of income taxes for the current taxation year (which return is not yet due), ValGold has duly filed in the prescribed manner and within the prescribed time all Tax Returns required to be filed by it on or before the date hereof with any taxing or regulatory authority to which it is subject and each such Tax Return was complete and accurate at the time filed.

(b)

ValGold has paid all Taxes and installments on account of Taxes that are due and payable by it, and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments.

(c)

ValGold has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including all goods and services, harmonized sales, value added, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and, except as disclosed in Schedule 3.1.25(c) of ValGold Disclosure Letter, has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(d)

Except as set forth in the Annual Financial Statements of ValGold, there are no Taxes or fines in respect of Taxes claimed by any Governmental Entity against ValGold or any ValGold Subsidiary or which are known to ValGold to be due and owing by ValGold or any ValGold Subsidiary and, to the knowledge of ValGold there are no pending or threatened reassessments by any Governmental Entity in respect of Taxes owing by ValGold or any ValGold Subsidiary, and there are no matters of dispute or under discussion with any Governmental Entity relating to Taxes or fines in respect of Taxes asserted by any such Governmental Entity against ValGold or any ValGold Subsidiary.

(e)

The Annual Financial Statements of ValGold fully reflect accrued liabilities as at July 31, 2017 for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed.

(f)

There are no agreements, waivers or other arrangements made by ValGold or any ValGold Subsidiary providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by ValGold.

(g)

ValGold has withheld the amount of all Taxes and other deductions required under any applicable Laws to be withheld from each payment made by it and has paid all amounts withheld which are due and payable before the date hereof and all installments of Taxes which are due and payable before the date hereof to the relevant taxing or other authority within the time prescribed under any applicable Laws.

3.1.26

Licenses. There are no material licenses, permits, approvals, consents, certificates, registrations, or authorizations, necessary to carry on its Business as presently carried on or to own or lease any of the material property or assets utilized by ValGold.

3.1.27

No Business Restrictions. There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which ValGold or any ValGold Subsidiary is party or which is otherwise binding upon ValGold or any ValGold Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of ValGold or any ValGold Subsidiary, any acquisition of property (tangible or intangible) by ValGold or any ValGold Subsidiary or the conduct of business by ValGold or any ValGold Subsidiary, as currently conducted or proposed to be conducted.

3.1.28	Liabilities. There are no material liabilities of ValGold of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement;

(c)

liabilities incurred in the ordinary course of business and attributable to the period since January 31, 2018, none of which, individually or in the aggregate, has a Material Adverse Effect on ValGold; and

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

3.1.29	Environmental.

(a)	Subject to Schedule 3.1.3(b) of the ValGold Disclosure Letter, ValGold and each of the ValGold Subsidiaries have

(i)	operated the Business, and used, maintained and operated the property and assets owned or used by ValGold and each of the ValGold Subsidiaries in compliance with all Environmental Laws;

(ii)	complied with all reporting and monitoring requirements under all Environmental Laws;

(iii)	not received notice of any non-compliance with any Environmental Laws or Environmental Permits; and

(iv)	not been convicted of an offence of non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction.

(b)

At all times during the five years immediately preceding the date of this Agreement, ValGold has used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits. Furthermore, to the knowledge of ValGold, ValGold has, prior to such period, and the ValGold Subsidiaries have, subject to Schedule 3.1.3(b) of the ValGold Disclosure Letter, at all times, used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits.

(c)

Subject to Schedule 3.1.3(b) of the ValGold Disclosure Letter, neither ValGold nor any ValGold Subsidiary is, and, to the knowledge of ValGold, there is no reasonable basis upon which ValGold could become, responsible for any material clean up or corrective action under any Environmental Laws.

(d)

Subject to Schedule 3.1.3(b) of the ValGold Disclosure Letter, all audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters relating to ValGold and any ValGold Subsidiary have been made available to Metalla.

3.1.30	Working Capital. ValGold’s Working Capital as at January 31, 2018 is set forth in Schedule 3.1.30 of the ValGold Disclosure Letter.

3.1.31

Intellectual Property. To the knowledge of ValGold, the operation of the Business does not infringe or misappropriate the intellectual property rights of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under the Laws of any applicable jurisdiction.

3.1.32

Advisory Fees; Third Party Expenses. Except for the accountants, lawyers and investment bankers of ValGold retained to negotiate, advance, carry out and complete the transactions contemplated herein, there is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of ValGold, or any of its directors, officers or shareholders who might be entitled to any fee, commission or reimbursement of expenses from ValGold upon consummation of the transactions contemplated by this Agreement. Schedule 3.1.32 of the ValGold Disclosure Letter sets forth an estimate of all legal, accounting, financial advisory and other fees expected to be incurred by ValGold in connection with this Agreement.

3.1.33

Corrupt Practices. Other than as disclosed in Schedule 3.1.33 of the ValGold Disclosure Letter, neither ValGold nor any ValGold Subsidiary, nor to the knowledge of ValGold, any of its Representatives has taken, directly or indirectly any action which would cause ValGold or any ValGold Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (and the regulations promulgated thereunder), or any applicable Laws of similar effect of any other jurisdiction (collectively, the “Anti-Corruption Laws”) and to the knowledge of ValGold no such action has been taken by any of its Representatives or affiliates. Subject to Schedules 3.1.3(b) and 3.1.33 of the ValGold Disclosure Letter, each of ValGold and any ValGold Subsidiary has conducted its business in compliance with Anti-Corruption Laws and has instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

3.1.34

Aboriginal Affairs. To the knowledge of ValGold (without having made due inquiry, in the case of the Garrison Gold Project), no other Person, including Persons representing or purporting to represent an Aboriginal Group, and no Aboriginal Group, has asserted any claim, right or interest of any kind whatsoever, relating to the Garrison Gold Project or any of the ValGold Properties or any part thereof.

3.1.35

No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from ValGold or any ValGold Subsidiary of any of the material assets of ValGold or any ValGold Subsidiary other than pursuant to the transactions contemplated in this Agreement.

3.1.36	Fairness Opinion and Recommendation. As of the date hereof:

(a)

Evans & Evans Inc. has delivered an oral opinion to the ValGold Board, to the effect that as of the date of such opinion, subject to the scope of review, assumptions and limitations described in such opinion, that the Consideration is fair from a financial point of view to the ValGold Shareholders (other than Metalla and its affiliates);

(b)

the ValGold Board has determined, after receiving financial and legal advice, that the Arrangement is fair to the ValGold Shareholders, ValGold Optionholders and the ValGold Warrantholders (other than Metalla and its affiliates) and in the best interests of ValGold;

(c)	the ValGold Board has decided to recommend that the ValGold Shareholders vote in favour of the Arrangement Resolution; and

(d)	all of ValGold’s directors have advised ValGold that they intend to vote the ValGold Shares held by them in favour of the Arrangement and will, accordingly, so represent in the Circular.

3.1.37

Other Negotiations. ValGold (a) has not entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, and (b) has not entered into any agreement or had any discussions with any Person regarding any transaction involving ValGold which could reasonably be expected to result in any of Metalla, ValGold, or to the knowledge of ValGold any of their respective officers, directors or employees being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.1.38	No Collateral Benefits. Except for the payments referred to in Section 4.9, to the knowledge of ValGold, no related party of ValGold or any ValGold Subsidiary:

(a)	is a party to any connected transaction to the Arrangement; or

(b)	is entitled to receive as a consequence of the Arrangement or the other transactions contemplated by this Agreement any collateral benefit.

The terms “related party”, “connected transaction”, and “collateral benefit” are used in this paragraph as defined in MI 61-101.

3.1.39

Full Disclosure. The ValGold Information Record and the ValGold Disclosure Letter taken together disclose all material facts related to ValGold, each of the ValGold Subsidiaries and their respective business, financial condition, assets, liabilities and operations. The representations and warranties of ValGold contained in this Agreement, the statements of ValGold contained in the ValGold Disclosure Letter and in any certificate furnished to Metalla pursuant to any provision of this Agreement and all information provided by ValGold to Metalla in relation to Metalla's due diligence requests, taken together with the ValGold Information Record, are true and correct in all material respects and do not contain any misrepresentation.

3.2          Representations and Warranties of Metalla. Except as disclosed in the Metalla Disclosure Letter (which, except as expressly stated therein, shall make reference to the applicable section below in respect of which such qualification is being made), Metalla represents and warrants to and in favour of ValGold as follows and acknowledges that ValGold is relying upon such representations and warranties in connection with the transactions herein contemplated:

3.2.1

Incorporation and Organization. Metalla is a corporation duly incorporated under the laws of its jurisdiction of incorporation, is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted, and is in good standing with respect to the filing of annual returns. Metalla is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of Metalla.

3.2.2	Capitalization.

(a)

The authorized capital of Metalla consists of an unlimited number of Metalla Shares, of which, as of the date hereof, 75,287,979 Metalla Shares are issued and outstanding. All outstanding Metalla Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of Metalla and all applicable Laws. Except for employee stock options granted by Metalla pursuant to employment compensation plans, no Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of Metalla or the purchase or other acquisition from Metalla of any of its undertakings, business or assets. The Consideration Shares to be issued pursuant to the Arrangement and the Metalla Shares issuable upon the exercise from time to time of ValGold Warrants in accordance with their respective terms, will, when issued and delivered be duly and validly issued by Metalla on their respective dates of issue as fully paid and non- assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon Metalla at the time that such shares are issued and will be issued in compliance with the constating documents of Metalla and all applicable Laws. As of the Effective Date, all of the ValGold Warrants will be outstanding as duly authorized and validly existing warrants to acquire Metalla Shares, none of which will be issued in violation of the terms of any agreement or other understanding binding upon Metalla at the time at which they are issued.

(b)

There are no outstanding bonds, debentures or other evidences of indebtedness of Metalla having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Metalla Shares on any matter.

3.2.3	Authority and No Violation.

(a)

Metalla has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by Metalla and such other documents by Metalla and the consummation by Metalla of the transactions contemplated by this Agreement (including the Arrangement) and such other documents have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby, other than with respect to the implementation of the Arrangement and the approval of its board of directors.

(b)

This Agreement has been duly executed and delivered by Metalla and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by Metalla in connection with the transactions contemplated herein, the execution and delivery by Metalla of this Agreement and such other documents, the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)

conflict with, result in a violation or breach of, constitute a default, or require any consent (other than such as has already been obtained) to be obtained under, or give rise to any termination rights or payment obligation under any provision of:

(A)	its articles or by-laws or any other agreement or understanding with any party holding an ownership interest in Metalla;

(B)	any resolutions of its board of directors (or any committee thereof) or shareholders;

(C)	any applicable Laws, subject to obtaining authorization for listing of the Consideration Shares and the Metalla Shares issuable upon exercise of the ValGold Warrants on the TSX-V; or

(D)	any license or registration or any agreement, contract or commitment, written or oral, which Metalla is a party to or bound by or subject to;

(ii)	give rise to any right of termination or acceleration of indebtedness of Metalla, or cause any third-party indebtedness to come due before its stated maturity; or

(iii)	restrict, hinder, impair or limit its ability to carry on its business as and where it is now being carried on or as and where it may be carried on in the future.

(d)

No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by Metalla in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by Metalla of the transactions contemplated hereby or thereby other than:

(i)	obtaining authorization for listing of the Consideration Shares and the Metalla Shares issuable and upon exercise of the ValGold Warrants on the TSX-V;

(ii)	any approvals required by the Interim Order;

(iii)	the Final Order; and

(iv)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on Metalla immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on Metalla.

3.2.4	Reporting Issuer; Public Documents.

(a)	Metalla is a reporting issuer in British Columbia, Alberta and Ontario and is not on the list of reporting issuers in default under applicable Securities Laws.

(b)

The Metalla Shares are listed and posted for trading on the TSX-V and the Frankfurt Stock Exchange and are quoted on the OTCQX. The Metalla Shares are not listed or quoted on any other market. Metalla is in compliance in all material respects with the rules and policies of the TSX-V.

(c)

Metalla is not subject to any cease trade or other order of any Governmental Entity, and, to the knowledge of Metalla, no inquiry, review or investigation (formal or informal) or other proceedings involving Metalla that may operate to prevent or restrict trading of any securities of Metalla are currently in progress or pending before any Governmental Entity.

(d)

Metalla has filed all material documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX-V. The Metalla Information Record includes a true and complete copy of all material forms, reports, statements, certifications, and other documents required to be filed by Metalla. Such forms, reports, statements, certifications, and other documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Securities Laws except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Metalla. Metalla has not filed any confidential material change or other report or other document with any Securities Authorities, the TSX-V or other self-regulatory authority which at the date hereof remains confidential.

3.2.5	Financial Matters.

(a)

The Financial Statements of Metalla, including the notes thereto, included in the Metalla Information Record comply as to form and content in all material respects with applicable Laws with respect thereto, have been, and all financial statements of Metalla which are publicly disseminated in respect of subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS consistently applied (except as may be indicated in the notes) and present fairly in all material respects the consolidated financial position of Metalla at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

(b)

Metalla has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in its Annual Financial Statements, other than liabilities, indebtedness and obligations incurred by Metalla in the ordinary course of business, or as contemplated in this Agreement.

3.2.6	Tax Matters.

(a)

Metalla has paid all Taxes and installments on account of Taxes that are due and payable by it, and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments.

(b)

Except as set forth in the Annual Financial Statements of Metalla, there are no Taxes or fines in respect of Taxes claimed by any Governmental Entity agains tMetalla or which are known to Metalla to be due and owing by Metalla and, to the knowledge of Metalla there are no pending or threatened reassessments by any Governmental Entity in respect of Taxes owing by Metalla, and there are no matters of dispute or under discussion with any Governmental Entity relating to Taxes or fines in respect of Taxes asserted by any such Governmental Entity against Metalla.

(c)

The Annual Financial Statements of Metalla fully reflect accrued liabilities as at May 31, 2017 for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed.

3.2.7	Business Carried on in Ordinary Course. The Business has been carried on in the ordinary course since May 31, 2017 and since such date:

(a)	there has not been any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to Metalla;

(b)	there has not been any material write-down by Metalla of any assets of Metalla or the Metalla Subsidiaries;

(c)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to Metalla has been incurred;

(d)	Metalla has not made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise); and

(e)	neither Metalla nor any Metalla Subsidiary has agreed, announced, resolved or committed to do any of the foregoing.

3.2.8	Mineral Rights. Neither Metalla nor any Metalla Subsidiary has any material Mineral Rights other than pursuant to royalty or streaming agreements.

3.2.9

Legal Proceedings. There are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of Metalla or any Metalla Subsidiary) in progress, pending, or to the knowledge of Metalla, threatened, against or affecting Metalla or any Metalla Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of Metalla or any Metalla Subsidiary which relate to the business, affairs, assets or operations of Metalla), at law or in equity, or before or by any Governmental Entity which, individually or in the aggregate, may reasonably be expected to have a Material Adverse Effect on Metalla. There is no judgment, decree, ruling, order or award of any Tribunal outstanding against or affecting Metalla or any Metalla Subsidiaries. Metalla is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success.

3.2.10

Compliance with Applicable Laws. Metalla and each of the Metalla Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on and is not in material breach of any of such Laws, and neither Metalla nor any of the Metalla Subsidiaries has received notice of any violation of applicable Laws in any jurisdiction.

3.2.11

Corrupt Practices. None of Metalla, any of the Metalla Subsidiaries, nor to the knowledge of Metalla, any of their respective Representatives has taken, directly or indirectly any action which would cause Metalla or any of the Metalla Subsidiaries or affiliates to be in violation of Anti-Corruption Laws and to the knowledge of Metalla no such action has been taken by any of its Representatives or affiliates. Metalla and the Metalla Subsidiaries have conducted their businesses in compliance with Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

3.2.12

Insolvency. No act or proceeding has been taken by or against Metalla nor any of the Metalla Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Metalla or any of the Metalla Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Metalla or any of the Metalla Subsidiaries or any of their respective properties or assets nor, to the knowledge of Metalla, is any such act or proceeding threatened. Neither Metalla nor any of the Metalla Subsidiaries has sought protection under the

Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

3.2.13	Liabilities. There are no material liabilities of Metalla of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement;

(c)

liabilities incurred in the ordinary course of business and attributable to the period since February 28, 2018, none of which, individually or in the aggregate, has a Material Adverse Effect on Metalla; and

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

3.2.14	No Ownership of ValGold Shares or Other Securities. Neither Metalla nor any of its affiliates own any ValGold Shares or any other securities of ValGold.

3.3	Non-Waiver. No investigations made by or on behalf of any of the Parties at any have the effect of waiving, diminishing the scope of or otherwise affecting any time shall representation or warranty made by any other Party herein or pursuant hereto, unless disclosure of the fact at issue is expressly made in writing to the other Party prior to the execution hereof and such disclosure contains no material untrue statement.

3.4           Survival. For greater certainty, the representations and warranties of ValGold and Metalla contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date.

ARTICLE 4
COVENANTS

4.1           Retention of Goodwill. During the Pre-Effective Date Period, ValGold and Metalla will, having regard to their respective financial positions and resources, and subject to the fact that the Arrangement and related transactions are contemplated hereby, continue to carry on the Business in the ordinary course of business, working to preserve the attendant goodwill of ValGold and Metalla and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment, subject to the fact that the Arrangement and related transactions are contemplated hereby.

4.2           Covenants of ValGold.

(a)

ValGold covenants and agrees that, during the Pre-Effective Date Period, except with respect to any matter contemplated by this Agreement or the Plan of Arrangement or otherwise required by Law, or with the consent of Metalla, such consent not to be unreasonably withheld, conditioned or delayed, ValGold will and will cause each of the ValGold Subsidiaries to:

(i)

carry on the Business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with the Business, use all commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and Business shall be maintained;

(ii)	use all commercially reasonable efforts to maintain and preserve the Garrison Royalty and the ValGold Properties in good standing;

(iii)

not split, combine or reclassify any of its outstanding shares, nor declare or pay any dividends on or make any other distributions (in either case, in stock or property) on or in respect of its outstanding shares;

(iv)	not amend its articles or other constating documents;

(v)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of ValGold or any ValGold Subsidiary;

(vi)

not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose or agree to the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose or agree to the purchase or redemption of, any shares in its authorized share structure or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for the issuance of ValGold Shares pursuant to the valid exercise of ValGold Options or ValGold Warrants granted prior to the date hereof;

(vii)	not amend, vary or modify the ValGold Option Plan, any ValGold Options, or any of the ValGold Warrants;

(viii)

not reorganize, amalgamate or merge with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(ix)	not guarantee the payment of indebtedness by a third party or incur or repay any indebtedness for money borrowed prior to its maturity date or issue or sell any Debt Instruments;

(x)

except as set out in Section 4.9 or as required by Law, not enter into or modify any employment, severance, collective bargaining or other Employee Benefits, policies or arrangements with, or grant any bonuses, salary increases, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers, directors or employees of ValGold;

(xi)

not, except in the ordinary course of business, satisfy or settle any claims or liabilities prior to the same being due (except such as have been reserved against in its Financial Statements) which are, individually or in the aggregate, material;

(xii)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation or audit brought by or against ValGold or any ValGold Subsidiary;

(xiii)	comply with the terms of all Material Agreements;

(xiv)

not enter into any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation or amend, modify, relinquish, assign, transfer, grant any waiver under, terminate or fail to renew in any material respect any Material Agreement;

(xv)

not make any expenditure outside of the ordinary course and, in any event, exceeding $20,000 without the prior consent of Metalla, which shall not be unreasonably withheld provided that, notwithstanding the foregoing, ValGold shall be entitled to incur expenditures for professional fees incurred in connection with the Arrangement provided that invoices for all professional fees incurred in aggregate in excess $20,000 shall be provided to Metalla;

(xvi)

not acquire or sell, pledge, encumber or otherwise dispose of any material property or assets or incur or commit to incur capital expenditures prior to the Effective Date, other than in the ordinary course of business, and not, in any event, exceeding $20,000 in the aggregate;

(xvii)	not make any changes to existing accounting practices, except as required by applicable Law or required by IFRS;

(xviii)	promptly advise Metalla orally and, if then requested, in writing, with the full particulars of any:

(A)

event occurring subsequent to the date of this Agreement that would render any representation or warranty of ValGold contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	Material Adverse Change in respect of ValGold; and

(C)	breach by ValGold of any covenant or agreement contained in this Agreement;

(xix)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(xx)	not make or rescind any material express or deemed election relating to Taxes;

(xxi)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes; and

(xxii)

not amend any Tax Return or change any of its methods of reporting income or deductions or its method of accounting, in each case, for income Tax purposes, from those employed in the preparation of its income Tax Return for the tax year ended June 30, 2015, except as may be required by applicable Laws.

(b)

ValGold covenants and agrees that, during the Pre-Effective Date Period, ValGold will fully cooperate and consult through meetings with Metalla, as Metalla may reasonably request, to allow Metalla to monitor, and provide input with respect to the direction and control of the Business.

(c)

ValGold shall perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and without limiting the generality of the foregoing, ValGold shall:

(i)	use commercially reasonable efforts to obtain the ValGold Shareholder Approval in accordance with the terms of this Agreement;

(ii)	use commercially reasonable efforts to obtain, on or before the Effective Date, all Regulatory Approvals required by Governmental Entities for ValGold;

(iii)	apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order;

(iv)

carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on ValGold with respect to the transactions contemplated hereby and by the Arrangement;

(v)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vi)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby;

(vii)

on or before the Effective Date, effect all necessary registrations, filings, notices and submissions of information required by Governmental Entities from ValGold relating to the transactions contemplated hereby;

(viii)

in connection with the Arrangement and other transactions contemplated hereby, use commercially reasonable efforts to obtain, before the Effective Date, all waivers, consents and approvals required to be obtained by ValGold from other parties pursuant to its Material Agreements;

(ix) and

use all reasonable efforts to obtain, on or before the Effective Date, written resignations effective as at the Effective Time, from all directors, administrators and officers of ValGold, such resignations to be subject to obtaining the mutual releases provided for in Section 4.8(c);

(x)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.2 of this Agreement

(d)	(the “Pre-Closing Reorganization”). The Pre- Closing Reorganization will be effective as close as reasonably practicable to the Effective Date and will be conditional upon receipt of the Final Order and all Regulatory Approvals. ValGold will use commercially reasonable efforts to obtain all necessary Regulatory Approvals for the Pre-Closing Reorganization.

4.3	Covenants of Metalla.

(a)

Metalla covenants and agrees that, during the Pre-Effective Date Period, except with respect to any matter contemplated by this Agreement or the Plan of Arrangement or otherwise required by Law, or with the consent of ValGold, such consent not to be unreasonably withheld, conditioned or delayed, Metalla will:

(i)

not reorganize, amalgamate or merge Metalla with any other Person, provided for greater certainty, that the foregoing shall not prohibit Metalla from completing other business combinations or acquisitions if such business combinations or acquisitions do not have a Material Adverse Effect on Metalla or materially delay the transactions contemplated hereby; and

(ii)	promptly advise ValGold orally and, if then requested, in writing with the full particulars of any:

(A)

event occurring subsequent to the date of this Agreement that would render any representation or warranty of Metalla contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	Material Adverse Change in respect of Metalla; or

(C)	breach by Metalla of any covenant or agreement contained in this Agreement.

(b)

Metalla shall perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, Metalla shall:

(i)	use commercially reasonable efforts to obtain, on or before the Effective Date, all Regulatory Approvals, required by Governmental Entities for Metalla;

(ii)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Metalla which may adversely affect the ability of Metalla to consummate the transactions contemplated hereby;

(iii)

on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by Governmental Entities from Metalla or the Metalla Subsidiaries relating to the transactions contemplated herein;

(iv)	on or before the Effective Date reserve a sufficient number of Metalla Shares for issuance upon the completion of the Arrangement and the exercise from time to time of the ValGold Warrrants;

(v)

carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Metalla with respect to the transactions contemplated hereby and by the Arrangement;

(vi)

use commercially reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by Metalla or the Metalla Subsidiaries from other parties to material agreements to which it or they may be a party; and

(vii)	use commercially reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.3 of this Agreement.

(c)

Neither Metalla nor ValGold will claim a deduction for purposes of the ITA in respect of the consideration delivered to holders of ValGold Options under the Plan of Arrangement, and Metalla will ensure that a timely election in appropriate form under s.110(1.1) of the ITA is filed, with copy to former holders of such ValGold Options.

4.4           ValGold Non-Solicitation.

(a)

Subject to Section 4.5, from the date of this Agreement until the earlier of the Effective Time or the time at which this Agreement is terminated in accordance with its terms, ValGold shall not, and shall cause its Representatives to not, directly or indirectly:

(i)

make, initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information or according access to information or any site visit) any inquiries, expressions of interest, or proposals or offers that constitute an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(ii)

participate in any discussions, conversations, or negotiations with, furnish information to, or otherwise cooperate or communicate in any way with, any Person (other than Metalla and its affiliates) regarding an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(iii)	effect any Change of Recommendation; or

(iv)

accept, enter into, or propose publicly to accept or enter into, any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding related to any Acquisition Proposal (except as permitted by Section 4.5) or pursuant to which ValGold may be required to delay, abandon, terminate or fail to consummate the transactions contemplated by this Agreement.

Notwithstanding anything to the contrary contained in this Section 4.4, in the event that ValGold receives a bona fide written Acquisition Proposal from any Person after the date hereof and prior to the ValGold Meeting that was not solicited by ValGold and that did not otherwise result from a breach of this Section 4.4, then subject to ValGold’s compliance with Section 4.4(d), ValGold and its Representatives may (i) contact such Person to clarify the terms and conditions of such Acquisition Proposal, (ii) enter into an Acceptable Confidentiality Agreement and furnish information to such Person thereunder, provided that (A) ValGold provides a copy of such Acceptable Confidentiality Agreement to Metalla promptly upon its execution and (B) ValGold contemporaneously provides to Metalla a list of all non-public information concerning ValGold that is provided to such Person and provides to Metalla copies of any such non-public information which was not previously provided to Metalla or its Representatives, and (iii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (ii) or (iii) above, the ValGold Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal and failure to take such action would be inconsistent with its fiduciary duties under applicable Law. After the date of the ValGold Meeting, ValGold shall not consider, negotiate, accept or recommend an Acquisition Proposal or furnish any information with respect to it to any Person who has made an Acquisition Proposal.

(b)

ValGold shall, and shall cause its Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than Metalla and its Representatives) conducted heretofore by ValGold or any of its Representatives with respect to, or which may reasonably be expected to lead to, an Acquisition Proposal. To the extent it has not already done so, ValGold shall discontinue or deny access to all parties other than Metalla and their Representatives to any and all data rooms which may have been opened. To the extent permitted under the applicable confidentiality agreement, ValGold shall immediately request the return or destruction of all confidential non-public information provided to any third parties (other than Metalla and its Representatives) who have entered into a confidentiality agreement with ValGold relating to a potential Acquisition Proposal, shall use all commercially reasonable efforts to ensure that such requests are honoured and shall immediately advise Metalla orally and in writing of any responses or action (actual or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Arrangement.

(c)	ValGold shall:

(i)

not release any Persons from, or terminate, amend, modify, waive or fail to enforce on a timely basis any obligation of any other Person under any confidentiality or standstill agreement or amend any such agreement or other conditions included in any agreement between ValGold and a third party entered into prior to the date hereof;

(ii)

promptly and diligently enforce all standstill, non-disclosure, non- disturbance, non-solicitation and similar covenants of any other Person in any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding that it has entered into prior to the date hereof or enters into after the date hereof; and

(iii)

not accept or enter into any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding requiring ValGold to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person proposing an Acquisition Proposal in the event that ValGold completes the transactions contemplated hereby or any other transaction with Metalla or any of its affiliates.

(d)

ValGold shall promptly (and, in any event, within 24 hours of receipt) notify Metalla, at first orally and then in writing, of any Acquisition Proposal (whether or not in writing) and any enquiry that may reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to ValGold in connection with an Acquisition Proposal or for access to the properties, books or records of ValGold by any Person that informs ValGold that it is considering making, or has made, a proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and the identity of the Person making such proposal, enquiry or contact, and a copy of any written form of Acquisition Proposal and any other documents representing such Acquisition Proposal. ValGold shall:

(i)	keep Metalla fully informed of the status including any change to the material terms of any such Acquisition Proposal or enquiry;

(ii)

provide to Metalla as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to ValGold from any Person in connection with any Acquisition Proposal or sent or provided by ValGold to any Person in connection with any Acquisition Proposal; and

(iii)	provide to Metalla as soon as practicable such other information concerning the Acquisition Proposal as Metalla may reasonably request.

(e)

ValGold shall not become a party to any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding with any Person subsequent to the date hereof that limits or prohibits ValGold from providing Metalla and its affiliates and Representatives with any information required to be given to them by ValGold under this Section 4.4.

(f)	ValGold shall ensure that its Representatives are aware of the provisions of this Section 4.4, and it shall be responsible for any breach of this Section 4.4 by any such Representatives.

4.5           Notice by ValGold of Superior Proposal Determination.

(a)	Notwithstanding Section 4.4 ValGold may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal if, and only if:

(i)	ValGold shall have complied with all of its other obligations under Section 4.4;

(ii)	such Acquisition Proposal constitutes a Superior Proposal;

(iii)	the ValGold Meeting has not occurred;

(iv)	ValGold has provided Metalla with:

(A)	a copy of the Superior Proposal document and any other documents representing the Superior Proposal;

(B)

written notice advising Metalla of the determination of the ValGold Board that the Acquisition Proposal is a Superior Proposal and that the ValGold Board has resolved, subject only to compliance with this Section 4.5 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; and

(C)

written notice from the ValGold Board regarding the value or range of values in financial terms that the ValGold Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)

five full Business Days shall have elapsed from the date Metalla received the documentation referred to in Section 4.5(a)(iv) (the “Match Period”) (for greater certainty, the Match Period shall expire at 5:00 p.m. (Vancouver time) on the fifth Business Day following the day that Metalla received the documentation referred to in Section 4.5(a)(iv));

(vi)

if Metalla has offered to amend the terms and conditions of this Agreement during the Match Period pursuant to Section 4.5(b), the ValGold Board has determined in accordance with Section 4.5(b) that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Match Period; and

(vii)	ValGold has previously or concurrently will have:

(A)	paid to Metalla the Termination Payment, if any, payable under Section 6.3; and

(B)	terminated this Agreement pursuant to Section 6.2.

(b)

During the Match Period, ValGold agrees that Metalla shall have the right, but not the obligation, to offer to amend the terms of this Agreement and ValGold shall co- operate with Metalla with respect thereto, including negotiating in good faith with Metalla during the Match Period. The ValGold Board will review in good faith any offer by Metalla to amend the terms of this Agreement in order to determine, in consultation with its financial advisors and outside legal counsel, whether Metalla’s offer upon acceptance by ValGold would result in such Acquisition Proposal ceasing to be a Superior Proposal. ValGold agrees that, subject to its disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any Person (including without limitation, the Person having made the Superior Proposal), other than ValGold’s Representatives, without Metalla’s prior written consent. If the ValGold Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of theamendments proposed by Metalla, ValGold will forthwith so advise Metalla and will promptly thereafter accept the offer by Metalla to amend the terms of this Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. ValGold will, within two Business Days of entering into such amendment, reaffirm its recommendation of the Arrangement and issue a press release to that effect. If the ValGold Board continues to believe, in good faith and after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Metalla’s amended proposal, ValGold may terminate this Agreement pursuant to Section 6.2(a)(iv)(A); provided, however, that ValGold must concurrently therewith pay to Metalla the Termination Payment payable to Metalla under Section 6.3 and must prior to or concurrently with such termination enter into a binding agreement, understanding or arrangement with respect to such Acquisition Proposal. ValGold acknowledges and agrees that payment of the Termination Payment payable under Section 6.3 is a condition to valid termination of this Agreement under Section 6.2(a)(iv)(A) and this Section 4.5.

(c)

The ValGold Board shall reaffirm its recommendation of the Arrangement by press release: (i) promptly after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (ii) promptly after the ValGold Board determines that a proposed amendment to the provisions of this Agreement would result in the Acquisition Proposal not being a Superior Proposal; or (iii) as soon as practicable after receipt of any request from Metalla, acting reasonably, to do so. Metalla and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such press release and ValGold shall incorporate all reasonable comments made by Metalla and its legal advisors. Such press release shall state that the ValGold Board has determined that such Acquisition Proposal is not a Superior Proposal.

(d)

If, less than six Business Days before the ValGold Meeting, ValGold has provided Metalla with a notice under Section 4.5(a)(iv) that, an Acquisition Proposal has been publicly disclosed or announced and the Match Period has not elapsed, then, subject to applicable Laws, at Metalla’s request, ValGold will postpone or adjourn the ValGold Meeting to a date acceptable to Metalla and ValGold, acting reasonably, which shall not be less than six Business Days and not more than 12 Business Days after the scheduled date of the ValGold Meeting and shall, in the event that Metalla and ValGold amend the terms of this Agreement pursuant to this Section 4.5, ensure that the details of such amended Agreement are communicated to the ValGold Shareholders at or prior to the resumption of the adjourned ValGold Meeting.

(e)

ValGold acknowledges and agrees that each successive modification to any material terms or conditions of any Acquisition Proposal or that results in an increase in or modification of the consideration (or value of such consideration) to be received by ValGold or the ValGold Shareholders or which otherwise results in the ValGold Board determining that such Acquisition Proposal is a Superior

Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 4.5(a)(v) to initiate an additional five Business Day Match Period.

(f)	Nothing contained in this Section 4.5 or elsewhere in this Agreement shall prohibit the ValGold Board from:

(i)

responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that ValGold shall provide Metalla and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and provided that such circular or other disclosure recommends that ValGold Shareholders reject such Acquisition Proposal; or

(ii)

calling and/or holding a meeting of ValGold Shareholders requisitioned by ValGold Shareholders in accordance with the BCBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law and provided that any information circular or other document required in connection with such meeting recommends that ValGold Shareholders vote against any proposed resolution in favour of or necessary to complete such Acquisition Proposal.

4.6           Access to Information.

(a)

Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, ValGold shall afford Metalla’s Representatives access, during normal business hours in the Pre-Effective Date Period to such properties, books, contracts and records and other documents, information or data relating to ValGold which Metalla or its Representatives deem necessary or advisable to review in making an examination of ValGold and the Business, as well as to its management personnel, and, during such period, ValGold shall furnish promptly to Metalla all information concerning ValGold and its Business, properties and personnel as Metalla or its Representatives may reasonably request. At the request of Metalla, ValGold will execute or cause to be executed such consents, authorizations and directions as may be necessary to enable Metalla or its Representatives to obtain full access to all files and records relating to ValGold or its respective assets maintained by any Governmental Entity.

(b)

Subject to the terms of the Confidentiality Agreement and applicable Laws, during the Pre-Effective Date Period, Metalla shall furnish promptly to ValGold all information respecting material changes in Metalla’s business, properties and personnel as ValGold may reasonably request.

4.7           Covenant Regarding Representations and Warranties. Each of ValGold and Metalla covenants that it will use commercially reasonable efforts to ensure that the representations and warranties given by it and contained in Article 3 are true and correct on and as at the Effective Date (except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by the other Party) or if not true, do not have a Material Adverse Effect on such Party.

4.8	Indemnification, Insurance and Mutual Releases.

(a)

Metalla hereby covenants and agrees that, unless prohibited by applicable Laws, all rights to indemnification or exculpation in favour of the current and former directors and officers of ValGold provided in the current articles of ValGold, or in any agreement to the extent disclosed in Schedule 4.8 to the ValGold Disclosure Letter, and any directors’ and officers’ insurance now existing in favour of the directors or officers of ValGold shall survive the completion of the Arrangement (or, with the consent of Metalla, be replaced with substantially equivalent coverage from another provider of at least equivalent standing to the current provider) and shall continue in full force and effect (either directly or, with the consent of Metalla, via run-off insurance or insurance provided by an alternative provider of at least equivalent standing to the current provider) for a period of not less than six years from the Effective Date and Metalla undertakes to ensure that this covenant shall remain binding upon its successors and assigns. In the event such insurance coverage is not currently in place, Metalla shall, as of the Effective Date purchase run-off directors’ and officers’ liability insurance, at a cost not exceeding 150% of ValGold’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by ValGold, providing coverage for a period of up to six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

(b)

ValGold shall act as agent and trustee of the benefits of the foregoing for its directors and officers for the purpose of this Section 4.8 and this Section 4.8 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Metalla by the Persons described in Section 4.8(a) hereof.

(c)

Metalla and ValGold shall use commercially reasonable efforts to enter into a mutual release on or before the Effective Date with each director and officer of ValGold, such release to be effective as at the Effective Time and in a form acceptable to Metalla, acting reasonably.

4.9           Change in Control Payment. The Parties agree that ValGold will, at the Effective Date, in lieu of any other severance or change of control payments to which they may be entitled under any Law or agreement, pay to current management of ValGold the respective amounts set out opposite their names in Schedule 4.9 of the ValGold Disclosure Letter. Such payments will be conditional upon delivery of the release set out in Section 4.8(c) by each recipient of such amounts.

ARTICLE 5
CONDITIONS

5.1           Mutual Conditions Precedent. The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Metalla and ValGold:

(a)	the Arrangement Resolution shall have been approved by the ValGold Shareholders at the ValGold Meeting in accordance with the Interim Order and applicable Laws;

(b)

the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of ValGold and Metalla, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(c)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(d)	each of the Parties shall have received any required approval of the TSX-V to the transactions contemplated herein;

(e)

the issuance of the Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act and the issuance of the Consideration Shares will be exempt from the prospectus requirements of applicable Securities Laws in each of the Provinces of Canada in which holders of ValGold Securities are resident; and such securities will not be subject to hold periods under the Securities Laws of Canada or the United States except as may be imposed by Rule 144 under the U.S. Securities Act with respect to affiliates or except by reason of the existence of any controlling interest in Metalla pursuant to the Securities Laws of any applicable jurisdiction; and

(f)

all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit the consummation of the Arrangement and the other transactions contemplated herein, the failure of which to obtain or the non-expiry of which would have a Material Adverse Effect on Metalla or ValGold shall have been obtained or received on terms that will not have a Material Adverse Effect on Metalla and/or ValGold.

5.2           Additional Conditions Precedent to the Obligations of Metalla. The obligations of Metalla to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Metalla and may be waived by Metalla):

(a)

all covenants and agreements of ValGold under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed and observed by ValGold in all material respects and Metalla shall have received a certificate of ValGold addressed to Metalla and dated the Effective Date, signed on behalf of ValGold by two directors or senior executive officers of ValGold (on ValGold’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of ValGold:

(i)

set forth in Sections 3.1.1, 3.1.2, 3.1.3, 3.1.4, and 3.1.30 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by Metalla);

(ii)

set forth in Section 3.1 (other than those referenced in clause (i) above) shall be true and correct in all respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by Metalla), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on ValGold; and

(iii)

Metalla shall have received a certificate of ValGold addressed to Metalla and dated the Effective Date, signed on behalf of ValGold by two directors or senior executive officers of ValGold (on ValGold’s behalf and without personal liability), confirming the items in paragraphs (i) and (ii) as at the Effective Date;

(c)	between the date hereof and the Effective Date, there shall not have occurred, in the judgment of Metalla, acting reasonably, a Material Adverse Change to ValGold;

(d)	the ValGold Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by ValGold to permit the consummation of the Arrangement;

(e)	holders of more than 5% of the issued and outstanding ValGold Shares shall not have exercised the Dissent Rights in respect of the Arrangement;

(f)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success:

(i)

seeking to restrain or prohibit the consummation of the Plan of Arrangement or any of the transactions contemplated by this Agreement or seeking to obtain from any of the Parties any damages that are material in relation to ValGold;

(ii)

seeking to prohibit or materially limit the ownership or operation by Metalla or any subsidiary of Metalla of any material portion of the business or assets of ValGold or to compel Metalla or any subsidiary of Metalla to dispose of or hold separate any material portion of the business or assets of ValGold;

(iii)

seeking to impose limitations on the ability of Metalla to acquire or hold or exercise full rights of ownership of any ValGold Shares, including the right to vote the ValGold Shares on all matters properly presented to the shareholders of ValGold;

(iv)	seeking to prohibit Metalla or any subsidiary of Metalla from effectively controlling in any material respect the business or operations of ValGold; or

(v)	which otherwise is reasonably likely to have a Material Adverse Effect on ValGold or Metalla;

(g)

all consents, approvals, authorizations and waivers of any Persons (other than Governmental Entities) which are required or necessary for the completion of the Arrangement and other transactions contemplated hereby (including all consents, approvals, authorizations and waivers required under ValGold’s Material Agreements) shall have been obtained or received on terms which are acceptable to Metalla, acting reasonably;

(h)

each of the Lock-up Agreements shall be and remain in full force and effect, unamended, and each of the parties thereto (other than Metalla) shall be, in all material respects, in full compliance with their respective obligations thereunder; and

(i)

ValGold shall have provided to Metalla, on or before the Effective Date, (i) written resignations effective as of the Effective Time and (ii) executed releases as set out in Section 4.8(c), from all directors and officers of ValGold and the ValGold Subsidiaries as Metalla may request.

Metalla may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Metalla in complying with its obligations hereunder.

5.3           Additional Conditions Precedent to the Obligations of ValGold. The obligations of ValGold to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of ValGold and may be waived by ValGold):

(a)

all covenants and agreements of Metalla under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed by Metalla in all material respects and ValGold shall have received a certificate of Metalla addressed to ValGold and dated the Effective Date, signed on behalf of Metalla by two senior executive officers of Metalla (on Metalla’s behalf and without personal liability) confirming the same as at the Effective Date;

(b)	the representations and warranties of Metalla:

(i)

set forth in Sections 3.2.1, 3.2.2, and 3.2.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all material respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by ValGold); and

(ii)

set forth in Section 3.2 (other than those references in clause (i) above) shall be true and correct in all material respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Metalla; and

(iii)

ValGold shall have received a certificate of Metalla addressed to ValGold and dated the Effective Date, signed on behalf of Metalla by two senior executive officers of Metalla (on Metalla’s behalf and without personal liability) confirming the items in paragraphs (i) and (ii) as at the Effective Date;

(c)	between the date hereof and the Effective Date, there shall not have occurred, in the judgment of ValGold, acting reasonably, a Material Adverse Change to Metalla;

(d)

the board of directors of Metalla shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Metalla to permit the consummation of the Arrangement and the issue of the Consideration Shares and the Metalla Shares issuable upon the exercise from time to time of the ValGold Warrants; and

(e)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success:

(i)

seeking to restrain or prohibit the consummation of the Plan of Arrangement or any of the transactions contemplated by this Agreement or seeking to obtain from any of the Parties any damages that are material in relation to Metalla; or

(ii)	which otherwise is reasonably likely to have a Material Adverse Effect on ValGold or Metalla.

ValGold may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by ValGold with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by ValGold in complying with its obligations hereunder.

5.4           Notice and Cure Provisions. Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect between the date hereof and the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, 5.2 and 5.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3 in favour of such Party, or exercise any termination right arising therefrom, if forthwith, and in any event prior to the Effective Date, such Party has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered and the Party receiving such notice is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party delivering such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice. If such notice has been delivered prior to the date of the ValGold Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

5.5           Satisfaction of Conditions. The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the approval of Metalla and ValGold, the Arrangement is completed.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1           Amendment. This Agreement may, at any time and from time to time before or after the holding of the ValGold Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties hereto provided, however, that any such change, waiver or modification does not invalidate any required approval of the ValGold Shareholders to the Arrangement.

6.2           Termination.

(a)	This Agreement may, at any time before or after the holding of the ValGold Meeting but not later than the Effective Date:

(i)	be terminated by the mutual agreement of ValGold and Metalla;

(ii)	be terminated by either ValGold or Metalla, if:

(A)	the ValGold Meeting is held and the Arrangement Resolution is not approved by the ValGold Shareholders in accordance with applicable Laws and the Interim Order;

(B)

there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any Governmental Entity shall have issued any injunction, order, decree or ruling enjoining Metalla or ValGold from consummating the transactions contemplated by this Agreement and such injunction, order, decree or ruling shall become final and non-appealable;

(C)

subject to Section 5.4, the other Party is in default of a covenant or obligation hereunder such that the conditions contained in Section 5.2(a) or 5.3(a), as applicable, would be incapable of satisfaction, provided the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of all Parties or in favour of the other Party not to be satisfied;

(D)

subject to Section 5.4, any representation or warranty of the other Party under this Agreement is untrue or incorrect and shall have become untrue or incorrect such that the condition contained in Section 5.2(b) or 5.3(b), as applicable, would be incapable of satisfaction, provided that the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of both Parties or in favour of the other Party not to be satisfied; or

(E)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 6.2(a)(ii)(E) if the failure of the Effective Time to so occur has been a principal cause of, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	be terminated by Metalla if:

(A)

through no fault of Metalla the Arrangement shall not have been submitted for the approval of the ValGold Shareholders on or before the Meeting Deadline in the manner provided for in Article 2 and in the Interim Order;

(B)	ValGold shall have effected a Change of Recommendation;

(C)	ValGold breaches any of the provisions of Section 4.4 or Section 4.5; or

(D)	after the date hereof and prior to the Effective Time, a Material Adverse Effect has occurred with respect to ValGold; or

(iv)	be terminated by ValGold:

(A)

in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 4.4 and Section 4.5 and the payment of the Termination Payment required to be paid pursuant to Section 6.3(a); or

(B)	after the date hereof and prior to the Effective Time, if a Material Adverse Effect has occurred with respect to Metalla.

(b)

If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations hereunder, except as provided for in Section 6.3, which shall survive the termination of this Agreement or as otherwise contemplated hereby, and provided that, subject to Section 6.5, neither the termination of this Agreement nor anything contained in this Section 6.2(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3           Expenses and Termination Payment.

(a)	If:

	(i)	ValGold shall terminate this Agreement pursuant to Section 6.2(a)(iv)(A);

	(ii)	Metalla shall terminate this Agreement pursuant to Section 6.2(a)(iii)(B); or

(iii)

Either ValGold or Metalla shall terminate this Agreement pursuant to Section 6.2(a)(ii)(A) or 6.2(a)(ii)(E) or Metalla shall terminate this Agreement pursuant to Section 6.2(a)(iii)(C), in each case where (A) an Acquisition Proposal is publicly announced or made to ValGold or the ValGold Shareholders and is not publicly withdrawn prior to the earlier of the date of the ValGold Meeting and the date of such termination; and (B) such Acquisition Proposal is consummated within 12 months of such termination;

then in any such case, ValGold shall pay to Metalla by wire transfer the Termination Payment in immediately available funds to an account designated by Metalla. Such payment shall be due and payable:

(iv)	in the case of a termination specified in clause (i), prior to or concurrent with the termination of this Agreement;

(v)	in the case of a termination specified in clause (ii), within ten Business Days after written notice of termination by Metalla; or

(vi)	in the case of a termination specified in clause (iii), concurrent with the consummation of such Acquisition Proposal.

(b)	For greater certainty, ValGold shall not be obligated to make more than one payment pursuant to Section 6.3(a) if one or more of the event specified herein occur.

(c)

If Metalla shall terminate this Agreement pursuant to Section 6.2(a)(ii)(D), provided that Metalla is not in default of a covenant or obligation hereunder so as to cause any condition in favour of both Parties or in favour of ValGold not to be satisfied, then ValGold shall pay to Metalla an expense reimbursement fee of $150,000 within five Business Days after written notice of termination by Metalla.

(d)

If ValGold shall terminate this Agreement pursuant to Section 6.2(a)(ii)(D) provided that ValGold is not in default of a covenant or obligation hereunder so as to cause any condition in favour of both Parties or in favour of Metalla not to be satisfied, then Metalla shall pay to ValGold an expense reimbursement fee of $150,000 within five Business Days after written notice of termination by ValGold.

6.4           Liquidated Damages. ValGold and Metalla acknowledge that the damages set forth in this Article 6 are a genuine pre-estimate of the damages the other Party will suffer or incur as a result of the event giving rise to those damages and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense in any proceedings that any such damages are excessive, punitive or abusive.

6.5           Remedies. Subject to Section 6.6, the Parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its Representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to the Parties.

6.6           Effects of Termination Payment. For greater certainty, the Parties agree that the payment of the amount pursuant to Section 6.3 is the sole monetary remedy as a result of the occurrence of any of the respective events referred to in Section 6.3. Subject to the immediately preceding sentence, nothing in this Agreement shall preclude a Party from seeking damages in respect of losses incurred or suffered by such Party as a result of any breach of this Agreement by the other Party, seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise, or seeking specific performance of any of such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
GENERAL

7.1           Notices. All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by email, in each case addressed to the particular party at:

(a)	If to Metalla:

Metalla Royalty & Streaming Ltd.
543 Granville Street, Suite 501
Vancouver, British Columbia
V6C 1X8

	Attention:	Brett Heath
	Email:	brett@metallaroyalty.com

with a copy to:

McCullough O’Connor Irwin LLP
2600 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

	Attention:	James D. Beeby
	Email:	jbeeby@moisolicitors.com

(b)	If to ValGold:

ValGold Resources Ltd.
Suite 13, 940 Chippawa Creek Road
Thorold, Ontario
L2E 6S5

	Attention:	Kevin Snook
Email:

with a copy to:

McMillan LLP
Suite 1500 1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

	Attention:	Desmond M. Balakrishnan
	Email:	desmond.balakrishnan@mcmillan.ca

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

7.2           Assignment. ValGold agrees that Metalla may assign all or any part of its rights under this Agreement to a wholly-owned direct or indirect subsidiary of Metalla, provided that Metalla shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

7.3           Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors.

7.4           Time of Essence. Time is of the essence of this Agreement.

7.5           Waiver and Modification. Each of the Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waiver or consent to the modification of any of the obligations of the other Party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent.

7.6           Third Party Beneficiaries. Except as provided in Section 4.8 which, without limiting its terms, is intended as stipulations for the benefit of the third parties mentioned in such provisions (such third parties referred to in this Section 7.6 as the “Covered Persons”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. Despite the foregoing, Metalla acknowledges to each of the Covered Persons their direct rights against it under Section 4.8 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, ValGold confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

7.7           Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

7.8           Mutual Interest. Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the Person who contracted the obligation and against the Person who stipulated it will be applied against any Party.

7.9           Further Assurances. Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

7.10           No Personal Liability. No director, officer or employee of Metalla will have any personal liability to ValGold under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Metalla. No director, officer or employee of ValGold will have any personal liability to Metalla under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of ValGold.

7.11           Expenses. All fees and expenses of the Parties incurred in connection with the preparation, execution and delivery of this Agreement and the Arrangement will be borne by the Party incurring such expenses.

7.12           Governing Law; Attornment; Service of Process. This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

7.13           Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other electronic means, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"
Authorized Signatory
Name: Brett Heath, CEO, Metalla Royalty & Streaming Ltd.

VALGOLD RESOURCES LTD.

Authorized Signatory
Name:

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

METALLA ROYALTY & STREAMING LTD.

Authorized Signatory
Name:

VALGOLD RESOURCES LTD.

(signed) "Kevin Snook"
Authorized Signatory
Name: Kevin Snook

EXHIBIT A
TO THE ARRANGEMENT AGREEMENT DATED AS OF MAY 9, 2018
BETWEEN METALLA ROYALTY & STREAMING LTD.
AND VALGOLD RESOURCES LTD.

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1           Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(b)

“Arrangement Agreement” means the agreement made as of May 7, 2018 between Metalla and ValGold including the exhibits thereto and the disclosure letters delivered by Metalla and ValGold in connection therewith and the schedules to such disclosure letters, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

(c)

“Arrangement Resolution” means the special resolution approving the Arrangement, to be substantially in the form and content of Exhibit B to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the ValGold Shareholders at the ValGold Meeting;

(d)	“BCBCA” means the Business Corporations Act (British Columbia), as amended;

(e)

“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada applicable therein, or in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada applicable therein;

(f)	“Court” means the British Columbia Supreme Court;

(g)

“Depositary” means Computershare Investor Services Inc., or such other party appointed by Metalla for the purpose of, among other things, exchanging certificates representing ValGold Shares for Metalla Shares in connection with the Arrangement, at such offices as will be set out in the Letter of Transmittal;

(h)	“Dissent Procedures” has the meaning set out in Section 3.1;

(i)	“Dissent Rights” has the meaning set out in Section 3.1;

(j)

“Dissenting Shareholder” means a registered holder of ValGold Shares who has properly and validly exercised Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for the ValGold Shares;

(k)	“Effective Date” means the date the Arrangement completes, as determined in accordance with Section 2.9 of the Arrangement Agreement;

(l)

“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. (Pacific Time) on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

(m)	“Exchange Ratio” means 0.1667;

(n)

“Final Order” means the order of the Court approving the Arrangement in a form acceptable to the Parties, as such order may be amended at any time prior to the Effective Date with the consent of the Parties, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(o)

“holder” means, (i) when used with reference to any ValGold Securities, the holder of such ValGold Securities (in the case of ValGold Shares, as shown from time to time on the register of shareholders maintained by or on behalf of ValGold in respect of the ValGold Shares), and (ii) when used with reference to any Metalla Shares, the holder of such Metalla Shares (in the case of Metalla Shares, as shown from time to time on the register of shareholders maintained by or on behalf of Metalla in respect of such Metalla Shares);

(p)

“In-the-Money Amount” means, in respect of a ValGold Option, the amount by which the ValGold Deemed Share Value exceeds the exercise price payable for the purchase of one ValGold Share under such ValGold Option;

(q)

“Interim Order” means the interim order of the Court made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court, in a form acceptable to the Parties acting reasonably;

(r)	“ITA” means the Income Tax Act (Canada) including all regulations thereunder;

(s)	“Letter of Transmittal” means the letter of transmittal for use by holders of ValGold Shares providing for the delivery of ValGold Shares to the Depositary in connection with the Arrangement;

(t)	“Meeting Date” means the date of the ValGold Meeting;

(u)	“Metalla” means Metalla Royalty & Streaming Ltd., a company existing under the federal laws of the Canada;

(v)	“Metalla Share” means a common share in the capital of Metalla and any other securities into which such share may be changed;

(w)	“Parties” means Metalla and ValGold and “Party” means either one of them;

(x)	“ValGold” means ValGold Resources Ltd., a company existing under the laws of the province of British Columbia;

(y)	“ValGold Deemed Share Value” means $0.13 per ValGold Share;

(z)

“ValGold Meeting” means the special meeting of the holders of ValGold Shares including any adjournment or adjournments thereof, to be called and held in accordance with the Interim Order for the purposes of considering, and, if thought fit, approving the Arrangement Resolution;

(aa)	“ValGold Option” means an option to purchase ValGold Shares outstanding and unexercised immediately prior to the Effective Time;

(bb)	“ValGold Securities” means the ValGold Shares, the ValGold Options and the ValGold Warrants, collectively;

(cc)	“ValGold Share” means a common share in the authorized share structure of ValGold outstanding immediately prior to the Effective Time;

(dd)	“ValGold Shareholder” means a holder of ValGold Shares; and

(ee)	“ValGold Warrant” means a warrant to purchase ValGold Shares outstanding and unexercised immediately prior to the Effective Time.

1.2           Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3           Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4           Number, etc. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.5          Construction. In this Plan of Arrangement:

(a)

the words “include”, "including" or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)

a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

ARTICLE 2
ARRANGEMENT

2.1           Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement.

2.2           Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) ValGold, (ii) Metalla, and (iii) all holders of ValGold Securities.

2.3           Arrangement. At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

each outstanding ValGold Share held by a Dissenting Shareholder will be irrevocably assigned and transferred by the holder thereof to Metalla, without any further act or formality and free and clear of all liens, claims and encumbrances, and Metalla shall thereupon be obliged to pay to such shareholder the amount therefor determined to be payable in accordance with Article 3;

(b)

each ValGold Option, to the extent it has not been exercised as of the Effective Date (whether vested or unvested) will be deemed to have fully vested and will be exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for (subject to Section 2.5) that number of Metalla Shares equal to the product of (i) the quotient of the In-the- Money Amount divided by the ValGold Deemed Share Price, multiplied by (ii) the Exchange Ratio, and the ValGold Option shall thereupon, without any further action by or on behalf of the ValGold Optionholder, be deemed to be disposed of and cancelled and with respect to such ValGold Option, the holder thereof will cease to have any rights as a holder in respect of such ValGold Option, and all option agreements, grants and similar instruments relating thereto will be cancelled. To the extent that the product of such calculation, with respect to any given ValGold Option, is not a positive number, such ValGold Option shall be cancelled for no consideration;

(c)

each outstanding ValGold Share (except ValGold Shares held by Metalla or a Dissenting Shareholder) will be irrevocably assigned and transferred by the holder thereof to Metalla, without any further act or formality and free and clear of all liens, claims and encumbrances, in exchange for (subject to Section 2.5) that number of fully paid and non-assessable Metalla Shares equal to the Exchange Ratio;

(d)

each ValGold Warrant, to the extent it has not been exercised as of the Effective Date, will, in accordance with the existing reorganization provisions of the ValGold Warrants and without any further act or formality, represent only a right to purchase on exercise in accordance with its terms a number of Metalla Shares equal (subject to Section 2.5) to the product of the Exchange Ratio multiplied by the number of ValGold Shares issuable on exercise of such ValGold Warrant for an exercise price per Metalla Share equal to the exercise price per share of such ValGold Warrant divided by the Exchange Ratio and rounded up to the nearest whole cent. The term to expiry, conditions to and manner of exercise and other terms and conditions of the ValGold Warrants shall remain the same with respect to the right to purchase Metalla Shares accordingly. The ValGold Warrants shall therefore evidence only a right to purchase Metalla Shares in accordance with these terms, and no amended certificates with respect to ValGold Warrants shall be issued;

(e)	with respect to each ValGold Share transferred and assigned in accordance with Section 2.3(a) or Section 2.3(b):

(i)

the registered holder thereof shall cease to be the registered holder of such ValGold Share and the name of such registered holder shall be removed from the register of ValGold Shareholders as of the Effective Time; and

(ii)	Metalla will be the legal and beneficial holder of such ValGold Share and the register of ValGold Shareholders shall be revised accordingly; and

(f)

each holder of ValGold Shares, ValGold Options and ValGold Warrants with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such ValGold Share, ValGold Option or ValGold Warrant.

2.4	Post- Effective Time Procedures.

(a)

Following receipt of the Final Order and prior to the Effective Date, Metalla shall deliver or arrange to be delivered to the Depositary the certificates representing the Metalla Shares required to be issued to the former ValGold Shareholders and ValGold Optionholders in accordance with Section 2.3 hereof, which certificates shall be held by the Depositary as agent and nominee for the former ValGold Shareholders and ValGold Optionholders for distribution to the former ValGold Shareholders and ValGold Optionholders in accordance with the provisions of Article 4 hereof.

(b)

Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a registered former ValGold Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented ValGold Shares and such other documents as the Depositary may require, former ValGold Shareholders shall be entitled to receive delivery of the certificates representing the Metalla Shares to which they are entitled pursuant to Section 2.3(b).

2.5           No Fractional Securities. In no event shall any holder of ValGold Securities be entitled to a fractional Metalla Share. Where the aggregate number of Metalla Shares to be issued to a former ValGold Shareholder or ValGold Optionholder as consideration under this Arrangement, or the number of Metalla Shares that can be purchased under ValGold Warrants, would result in a fraction of a Metalla Share being issuable, the number of Metalla Shares to be received by such ValGold Securityholder shall be rounded down to the nearest whole Metalla Share, and no Person will be entitled to any compensation in respect of a fractional Metalla Share.

2.6           Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Metalla Shares or ValGold Shares), reorganization, recapitalization or other like change with respect to Metalla Shares or ValGold Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

2.7           Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all ValGold Securities issued prior to the Effective Time;

(b)	the rights and obligations of the ValGold Securities shall be solely as provided in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any ValGold Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

2.8           U.S. Securities Laws Exemption. Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that all Metalla Shares issued on completion of the Plan of Arrangement to the ValGold Shareholders will be issued by Metalla in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent.

(a)

Registered holders of ValGold Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the BCBCA must be received by ValGold not later than 5:00 p.m. (Vancouver time) on the Business Day that is two business days before the Meeting Date or any date to which the ValGold Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)

are ultimately entitled to be paid fair value for their ValGold Shares shall be deemed to have transferred such ValGold Shares to Metalla as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by Metalla of the fair value thereof, in cash; or

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their ValGold Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of ValGold Shares and shall receive Metalla Shares on the basis determined in accordance with Section 2.3(b);

but in no case shall Metalla, ValGold or any other Person be required to recognize such Persons as holders of ValGold Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of ValGold Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the BCBCA, none of the following shall be entitled to exercise Dissent Rights:

(i)	holders of ValGold Options;

(ii)	holders of ValGold Warrants; and

(iii)	ValGold Shareholders who vote in favour of the Arrangement Resolution.

ARTICLE 4
DELIVERY OF CERTIFICATES

4.1           Exchange of Share Certificates. As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of certificates that, immediately before the Effective Time, represented a holder’s ValGold Shares, together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificates under the BCBCA and the Articles of ValGold and such additional documents and instruments as the Depositary may reasonably require, Metalla shall cause the Depositary to deliver to such holder a certificate representing that number of Metalla Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.2) and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of ValGold Shares which is not registered in the transfer records of ValGold, certificates representing the proper number of Metalla Shares may be issued to the transferee if the certificate representing such ValGold Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer to the transferee. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding ValGold Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificates representing Metalla Shares as contemplated by this Section 4.1, and (ii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Metalla Shares as contemplated by Section 4.2.

4.2           Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Metalla Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding ValGold Shares that were exchanged pursuant to Section 2.3(b) unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole ValGold Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Metalla Share and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Metalla Share.

4.3           Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding ValGold Shares that were exchanged pursuant to Section 2.3(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Metalla Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Metalla Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Metalla and the Depositary in such sum as they may direct or otherwise indemnify Metalla and the Depositary in a manner satisfactory to each of them against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the Articles of ValGold.

4.4           Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding ValGold Shares that were exchanged pursuant to Section 2.3(b) and not deposited, with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Metalla. On such date, the Metalla Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Metalla together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Metalla, ValGold or the Depositary shall be liable to any person in respect of any Metalla Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5           Withholding and Sale Rights. Each of Metalla and the Depositary, as the case may be, shall be entitled to deduct or withhold from any amounts or other consideration contemplated or otherwise issuable to any ValGold Securityholder under the Plan of Arrangement, such amounts as are required to be deducted or withheld with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the recipient of the securities or the payment in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted in accordance with the applicable law to the appropriate taxing authority. Each of Metalla and the Depositary shall also have the right to:

(a)

deduct, withhold and sell or direct ValGold, Metalla or the Depository to deduct, withhold and sell on their behalf, on their own account or through a broker, and on behalf of any ValGold Securityholder; or

(b)

require any ValGold Securityholder to irrevocably direct the sale through a broker and irrevocably direct the broker pay the proceeds of such sale to Metalla or the Depositary as appropriate (and, in the absence of such irrevocable direction, the ValGold Securityholder shall be deemed to have provided such irrevocable direction), such number of Metalla Shares delivered or deliverable to such ValGold Securityholder pursuant to this Plan of Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any obligations to withhold or deduct. Any such sale of Metalla Shares shall be effected on a public market and as soon as practicable following the Effective Date. None of ValGold, Metalla, the Depositary or any broker will be liable for any loss arising out of any sale of such Metalla Shares, including any loss relating to the manner or timing of such sales, the prices at which the Metalla Shares are sold or otherwise.

ARTICLE 5
AMENDMENTS

5.1           This Plan of Arrangement may be amended, modified and/or supplemented at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/ or supplement must be (i) set out in writing, (ii) approved by Metalla and ValGold, (iii) filed with the Court and, if made following the ValGold Meeting, approved by the Court, and (iv) communicated to and approved by holders of ValGold Securities if and as required by the Court.

5.2           Any amendment, modification or supplement to this Plan of Arrangement may be proposed by ValGold at any time prior to the ValGold Meeting (provided that Metalla shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the ValGold Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3           Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the ValGold Meeting shall be effective only if (i) it is consented to by each of ValGold and Metalla, and (ii) if required by the Court, it is approved by holders of the ValGold Shares voting in the manner directed by the Court.

5.4           Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Metalla, provided it concerns a matter which, in the reasonable opinion of the Metalla, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of ValGold Securities.

ARTICLE 6
FURTHER ASSURANCES

6.1           Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

EXHIBIT B
TO THE ARRANGEMENT AGREEMENT DATED AS OF MAY 9, 2018
BETWEEN METALLA ROYALTY & STREAMING LTD. AND VALGOLD
RESOURCES LTD.

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (as the Arrangement may be modified or amended), as more particularly described and set forth in the information circular (the “Circular”) of ValGold Resources Ltd. (“ValGold”) dated <@>, 2018, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”), the full text of which is set out as Exhibit A to the arrangement agreement dated May 9, 2018 among Metalla Royalty & Streaming Ltd. and ValGold Resources Ltd. (the “Arrangement Agreement”) and all transactions contemplated thereby, is hereby approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of ValGold in approving the Arrangement Agreement and the actions of the directors and officers of ValGold in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of ValGold or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of ValGold are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.

Any officer or director of ValGold is hereby authorized and directed for and on behalf of ValGold to execute or cause to be executed, under the seal of ValGold or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such authorization to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT C

TO THE ARRANGEMENT AGREEMENT DATED AS OF MAY 9, 2018
BETWEEN METALLA ROYALTY & STREAMING LTD. AND
VALGOLD RESOURCES LTD.

Osisko Mining Inc.’s Garrison Gold Project

Osisko Mining Inc.’s Garrison Gold Project is located in the Timmins-Kirkland Lake area along the Highway 101 corridor east of the town of Matheson. The Garrison Gold Project encompasses 16 non-contiguous properties including the Garrcon and Jonpol, Buffonta and Golden Pike advanced exploration properties, as well as the 903 Zone.

The Garrcon and Jonpol properties and the 903 Zone are part of a group of 63 contiguous patented mining claims and three unpatented claims covering an area of approximately 788 hectares (1,947.2 acres). They are located in Garrison Township, Larder Lake Mining Division, approximately 40 kilometres north of Kirkland Lake, 40 kilometres east of Matheson, and 100 kilometres east of Timmins, Ontario at approximately latitude 48°30’58” North and longitude 79°57’11” West (UTM Zone 17N co-ordinates 578,115E and 5,374,030N, NAD83 Datum).

Forty-three of the patented claims that make up this contiguous claim group have been historically grouped into four claim blocks known as the Newfield, Garrcon, Brydges and Linton Groups. These forty-three patented claims and the three unpatented claims are 100% owned by Northern Gold Mining Inc. (“NGM”) which was acquired by Osisko Mining Inc. in December 2015. An additional 20 patented mining claims including the historic Hastings and Wright-Hargreaves claim blocks were acquired by the NGM from a subsidiary of Barrick Gold Inc. on September 10, 2013.

ValGold holds a 2% net smelter return royalty on the following patented claims which encompass the Garrcon and Jonpol properties and a portion of the 903 Zone, pursuant to the Mineral Claims Purchase and Sale Agreement between NGM and ValGold, dated April 7, 2011:

Claim Group	Claim Number	Status
Newfield	26432	Patented
Newfield	26433	Patented
Newfield	26434	Patented
Newfield	26435	Patented
Newfield	26436	Patented
Newfield	26437	Patented
Newfield	29734	Patented
Newfield	29735	Patented
Newfield	39428	Patented
Newfield	39429	Patented
Newfield	43702	Patented

Newfield	43703	Patented
Newfield	44331	Patented
Newfield	44332	Patented
Garrcon	26120	Patented
Garrcon	26121	Patented
Garrcon	26122	Patented
Garrcon	26341	Patented
Garrcon	26342	Patented
Garrcon	26343	Patented
Garrcon	26344	Patented
Garrcon	26345	Patented
Garrcon	26346	Patented
Garrcon	38949	Patented
Garrcon	38950	Patented
Garrcon	38951	Patented
Brydges	25803	Patented
Brydges	25804	Patented
Brydges	25805	Patented
Brydges	25937	Patented
Brydges	25938	Patented
Brydges	25939	Patented
Brydges	25940	Patented
Brydges	25941	Patented
Brydges	25942	Patented

Tower Mountain Property

The Tower Mountain Property is located in Conmee Township, Thunder Bay Mining Division, about 40 km west-northwest of Thunder Bay, Ontario. The Tower Mountain Property consists of 55 claim blocs comprising 83 unpatented mining claim units (listed in the table below) and three freehold patents (128 hectares), totalling approximately 1,456 hectares.

Claim No. (TB Series)	Number of Units	Status
1202256	4	Unpatented
1202257	2	Unpatented
1202258	1	Unpatented
786332	1	Unpatented
794468	1	Unpatented
794469	1	Unpatented
813520	1	Unpatented
813521	1	Unpatented
813522	1	Unpatented
813523	1	Unpatented
813524	1	Unpatented
813525	1	Unpatented

813526	1	Unpatented
813527	1	Unpatented
813528	1	Unpatented
813529	1	Unpatented
814023	1	Unpatented
814024	1	Unpatented
814025	1	Unpatented
814026	1	Unpatented
814027	1	Unpatented
814028	1	Unpatented
829218	1	Unpatented
829219	1	Unpatented
829220	1	Unpatented
829221	1	Unpatented
829229	1	Unpatented
829230	1	Unpatented
829231	1	Unpatented
829232	1	Unpatented
829233	1	Unpatented
829234	1	Unpatented
829557	1	Unpatented
829588	1	Unpatented
829810	1	Unpatented
829811	1	Unpatented
829812	1	Unpatented
829823	1	Unpatented
829824	1	Unpatented
829825	1	Unpatented
829826	1	Unpatented
829827	1	Unpatented
829828	1	Unpatented
829829	1	Unpatented
829830	1	Unpatented
863407	1	Unpatented
863409	1	Unpatented
863410	1	Unpatented
863411	1	Unpatented
3002227	5	Unpatented
3002228	8	Unpatented
3002230	8	Unpatented
3002232	3	Unpatented
3002233	4	Unpatented
3002234	2	Unpatented

Venezuelan Properties

In 2007, ValGold acquired Honnold Corp., a British Virgin Island company that indirectly held twenty-seven exploration licenses in Bolivar State, Venezuela. Due to uncertainties about ValGold’s ability to explore and finance the Venezuela properties, the mineral property interests were written down by $1,322,557 to a nominal carrying value of $1 in fiscal 2010 and operations in Venezuela were suspended.